Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and among

MISYS HOSPITAL SYSTEMS, INC.,

MISYS plc,

QUADCOPPER, LLC

and

QUADRAMED CORPORATION

Dated as of July 22, 2007

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of July 22, 2007, is entered into by and among Misys Hospital Systems, Inc., a Pennsylvania corporation (“Seller”), Misys plc, a company incorporated under the laws of the United Kingdom (“Seller Parent”), QuadCopper, LLC, a Delaware limited liability company (“Buyer”), and QuadraMed Corporation, a Delaware corporation (“Buyer Parent”). Each capitalized term not otherwise defined herein shall have the meaning ascribed to such term in Section 1.01.

RECITALS:

WHEREAS, Seller is engaged in the business of providing the healthcare industry with computerized patient record electronic health record software in markets; and

WHEREAS, Buyer wishes to purchase and acquire, and Seller desires to sell, certain software and related assets of Seller used or useful in the Business on and subject to the terms and conditions of this Agreement;

NOW, THEREFORE, in consideration of the premises, and the mutual representations, warranties, covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.01 Definitions. The following terms, as used herein, have the following meanings:

“Accounts Receivable” means, only to the extent resulting primarily or solely from the CPR Software Products or the Business, (a) all trade accounts receivable and other rights to payment from customers of Seller and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of Seller, (b) all other accounts or notes receivable of Seller and the full benefit of all security for such accounts or notes receivable, and (c) any claim, remedy or other right related to any of the foregoing.

“Acquisition Proposal” means a proposal (whether or not it constitutes an agreement or understanding, whether oral or written) for the acquisition of all or a substantial part of the Business Assets (other than sales of finished goods in the ordinary course of business) or the Business (whether by merger, other business combination, stock or other interest purchase, or asset purchase or otherwise). If Seller or any of its respective Affiliates, associates, officers, directors, employees, advisors, agents or other representatives receives any communication regarding an Acquisition Proposal, Seller will immediately notify Buyer of such Acquisition Proposal and will promptly provide a copy thereof to Buyer (or a written summary of the terms of any oral Acquisition Proposal).

“Affiliate” (including the term “affiliated”), whether or not capitalized, means, with respect to any Person, any Person directly or indirectly Controlling, Controlled by or under direct or indirect common Control with such other Person.

“Applicable Law” means any domestic or foreign, federal, provincial, state or local statute, law, ordinance, policy, guidance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other legal requirement, of any Governmental Authority (including any Environmental Law) applicable to the Business, the Business Assets or to any relevant Person or to any of their respective properties, assets, operations, officers, directors, employees, consultants or agents.

“Breach” means any breach of, or any inaccuracy in, any representation or warranty or any breach of, or failure to perform or comply with, any covenant or obligation, in or of this Agreement or any other Contract, or any event which with the passing of time or the giving of notice, or both, would constitute such a breach, inaccuracy or failure.

“Business” shall mean the research, development, maintenance, customer service, sales, marketing and other aspects of Seller’s CPR Software Products business, including the provision of any services related thereto, as conducted in markets throughout the Territory.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Change of Control” means a change in the ownership or effective Control of Seller, or a change in the ownership of a substantial portion of the assets of Seller.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contemplated Transactions” means the transactions contemplated by this Agreement.

“Contracts” means, with respect to the Business Assets and the Business, all contracts, agreements, options, understandings, leases for real or personal property, licenses, sales and accepted purchase orders, commitments, warranties and other instruments of any kind, including any Material Contracts, whether written or oral, to which any Person is a party or by which any of its Business Assets are bound or directly affected, including any option to renew or extend the term thereof.

“Control” (including the terms “controlling,” “controlled by” and “under common control with”), whether or not capitalized, means with respect to any specified Person the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of capital stock or securities, by contract or otherwise.

“CPR Business Equipment” means all servers, computers, furniture, fixtures, equipment, office equipment, trade fixtures, together with all parts, power cords, hardware, accessories and related supplies, and any available manufacturer warranties, listed on Schedule 4.07(a).

“CPR Business Records” means all records, files, books and operating data, invoices, data bases, manuals and other materials, whether in print, electronic or other media, confidential information, equipment maintenance records, books of account, correspondence, financial, sales, market and credit information and reports, drawings, patterns, slogans, market research and other research materials, personnel records, invoices, supplier and customer lists, Contract documents, and Contracts, in each case, with respect to the Business.

“CPR Software Products” means the Misys Computerized Patient Record electronic health record software, and Misys Data Warehouse (as defined below).

“Damages” means all demands, claims, assessments, losses, damages, costs, defense costs, expenses, liabilities, judgments, awards, fines, interest, sanctions, penalties, and charges (including any amounts paid in settlement), including reasonable costs, fees and expenses of attorneys, accountants and other representatives of a Person incurring or suffering such Damages or seeking to investigate, mitigate or avoid same.

“Debt” means any indebtedness of a Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or other similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or interest swap agreements or representing capitalized or synthetic lease obligations or the unpaid balance of the purchase price of any property, as well as the amount of all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the amount of any indebtedness of any other Person guaranteed by such Person.

“Disclosure Schedules” means the disclosure schedules delivered by Seller to Buyer prior to the execution of this Agreement.

“Employee Benefit Plan” means any “employee benefit plan” (as defined by Section 3(3) of ERISA), and any other bonus, incentive, profit sharing, pension, collective bargaining or consulting contract, compensation, deferred compensation, stock option, stock purchase, stock appreciation, fringe benefit, severance, change-in-control, post-retirement, scholarship, disability, sick leave, vacation, individual employment, commission, bonus, payroll practice, retention, or other plan, agreement, arrangement, commitment, policy, practice, trust fund or arrangement.

“GAAP” means generally accepted accounting principles in the United States applied on a consistent basis throughout all applicable periods.

“Governmental Authority” means any foreign, domestic, federal, territorial, provincial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, arbitral tribunal, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“Improvements” means fixtures and other fixed assets or improvements of any and every nature located on, or annexed, attached or affixed to, actually or constructively, any real estate or any other Improvement.

“Intellectual Property” means (i) all inventions (whether or not patentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, industrial designs, together with all reissuances, divisions, continuations, continuations-in-part, substitutes, extensions and reexaminations thereof, (ii) all registered and unregistered trademarks, service marks, trademark or service mark applications, trade names, fictional business names, and logos (iii) all copyrightable works, all copyrights and all applications, registrations and renewals thereof, all Software, whether purchased, licensed or internally developed, and all mask works and all applications, registrations and renewals in connection therewith, (iv) domain names, URLs, websites, (v) trade secrets, formulae, confidential and proprietary business information, research and development results, compositions, processes, techniques, know-how, engineering, designs, drawings, plans and product specifications (including compilers, interpreters, system build software, build scripts, test suites, testing tools and documentation, test scripts, bug databases, support tools, revision control systems and environments), material documentation, manuals, charts, specifications, database architecture, templates, system models, diagrams, descriptions, screen displays, schematics, blueprint drawings, tapes, listings, designs, patterns and records, (vi) all other intellectual property, including all market research, price lists, bid and quote information, literature, catalogs, brochures, advertising material and the like, world wide web addresses, customer, supplier and distributor lists, and (vii) all other information and data solely relating to the CPR Software Products or Seller’s customers or suppliers solely with respect to the CPR Software Products, (viii) all product development, promotional displays and materials, package design, trade dress, and improvements to any of the foregoing, (ix) any licenses, license agreements and applications related to any of the foregoing, and (x) all copies and tangible embodiments thereof in whatever form or medium.

“Knowledge” shall mean, with respect to Seller, any fact, circumstance, or event that Richard Atkin, Kathy Blum, Lisa Cutts, Vern Davenport, Kathy Jehle, Rob Smalling and Mike Snow actually knows and any fact, circumstance or event that Richard Atkin, Kathy Blum, Lisa Cutts, Vern Davenport, Kathy Jehle, Rob Smalling and Mike Snow reasonably should have known in the ordinary course of business.

“Liability” means any liability or obligation of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, whether or not required to be accrued, reserved against or otherwise reflected on financial statements prepared in accordance with GAAP or otherwise or is disclosed or required to be disclosed on any Schedule to this Agreement.

“Lien” means any mortgage, deed of trust, title defect or restriction, lien or objection, pledge, security interest, hypothecation, restriction, covenant, transfer restriction, right of first refusal, adverse claim, conditional sales contract, easement, right-of-way, encumbrance, claim or charge of any kind or nature whatsoever.

“Material Adverse Effect” means (i) any event, circumstance, change, occurrence, physical condition, loss, expense or cost, whether in existence or reasonably anticipated to occur in the future, which individually, or together with any other event, circumstance, change, occurrence, physical condition, loss, expense or cost, is (A) adverse to the business, assets, financial condition, results of operations or prospects of the Business in an amount equal to or greater than Five Hundred Thousand Dollars ($500,000), or (B) materially adverse to the ability of Seller to consummate the Contemplated Transactions, excluding any one or more of the following: (1) the effect of any change in the United States or foreign economies or securities or financial markets in general, which does not have a materially disproportionate effect (relative to other industry participants) on Seller; (2) the effect of any change that generally affects any industry in which Seller operates, which does not having a materially disproportionate effect (relative to other industry participants) on Seller; (3) the effect of any change arising in connection with earthquakes, acts of God, political upheavals, power outages, hostilities, acts of any such hostilities, acts of war, sabotage or terrorism, or military actions; (4) the effect of any action taken by Buyer with respect to the Contemplated Transactions or Seller; (5) the effect of any changes in Applicable Law or accounting rules; or (6) any effect resulting from the announcement of this Agreement, compliance with terms of this Agreement or the consummation of the Contemplated Transactions; provided further, that in the case of (A) or (B), there will be no requirement that the event, series of events, negative effect, or negative change be sustained for a set period of time for a Material Adverse Change to have occurred; or (ii) any Proceeding which, if adversely determined, would reasonably be expected to restrain, enjoin, materially delay or otherwise prohibit the consummation of the Contemplated Transactions or to modify the terms of any Transaction Agreement in a manner that would result in a material adverse effect.

“Misys Data Warehouse” means a reporting tool that provides clinicians with enterprise-wide data analysis of patient information stored in an Oracle-supported database.

“Open Source Software” means Software licensed to or from another party under a license commonly referred to as an open source, free software, copyleft or community source code license (including but not limited to any library or code licensed under the GNU General Public License, GNU Lesser General Public License, Apache Software License, or any other public Source Code license arrangement).

“Permitted Liens” means as of any relevant time: (i) Liens for Taxes or governmental assessments, charges or claims, the payment of which is not yet due; (ii) statutory Liens of landlords, carriers, warehousemen, mechanics, materialmen and other similar Persons and other Liens imposed by Applicable Law incurred in the ordinary course of business for sums not yet delinquent; and (iii) as of the execution of this Agreement (but not as of the Closing), any Liens on Business Assets securing indebtedness to any Debt Holders under the debt listed on Schedule 1.01, which Liens will be released in full at the sole expense of Seller at or before Closing.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, bank, estate or other entity or organization, including a Governmental Authority.

“Reference Rate” means the per annum rate of interest announced from time to time by Bank of America N.A. (or any successor) as its prime rate (or reference rate).

“Related Party” means, with respect to any Person, (i) any Affiliate of such Person, (ii) any member, shareholder, partner, interest holder, legal guardian, director, officer or executive employee of such Person or any of its Affiliates, or (iii) any family member or Affiliate of any of the foregoing.

“Software” means computer software (in source and object code form), middleware and firmware, applets, compilers, user interfaces, application programming interfaces, protocols, formats, data, data structures, algorithms, data bases, data collections, techniques, modules and functional programs and all related programming, user and system documentation.

“Superior Proposal” means a bona fide written unsolicited proposal or offer made by a Person (other than Buyer or Buyer Parent) relating to an alternative transaction on terms that Seller’s Board of Directors determines in good faith and after consultation with its independent financial advisors and outside legal counsel would be more favorable to Seller’s shareholder(s), taking into account all legal, financial, regulatory and other aspects of the proposal, than the transactions contemplated by this Agreement (after giving effect to any adjustments to the terms and provisions of this Agreement committed to in writing by Buyer in response to such proposal).

“Tax” or “Taxes” means all taxes, assessments or impositions imposed of any nature including: (i) federal, state, provincial, local or foreign net income tax, alternative or add-on minimum tax, profits or excess profits tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax, FICA or FUTA), real or personal property tax or ad valorem tax, sales or use tax, excise tax, stamp tax or duty, any withholding or back up withholding tax, estimated taxes, value added tax (including goods and services tax), severance tax, prohibited transaction tax, premiums tax, occupation tax, or any other taxes or other like assessments or charges together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax; and (ii) any liability with respect to the foregoing as a result of being or formerly having been a member of any affiliated, consolidated, combined, unitary, or similar group, or as a result of any transferee liability in respect of the foregoing, whether arising as a result of any agreement or otherwise by operation of law.

“Tax Return” means all United States federal, state, provincial, local and foreign returns, reports, forms or other information required to be filed with respect to any Tax (including estimated Tax payments, elections and changes in accounting method), and any claims for refunds of Taxes and any amendments or supplements of any of the foregoing.

“Territory” means the United States of America, Canada, the United Kingdom, and Saudi Arabia.

“Transaction Agreements” means this Agreement and the other agreements, documents, instruments, and certificates executed or to be executed by Seller pursuant to this Agreement, including those specified in Article IX to be delivered at or before the Closing.

ARTICLE II

BUSINESS ASSETS

2.01 Purchase of Business Assets. Subject to the terms and conditions of this Agreement, at the Closing, Seller will sell, transfer, convey, assign and deliver to Buyer, or to such Affiliate or Affiliates of Buyer as Buyer may designate in writing to Seller prior to the Closing Date (each, a “Buyer Affiliate”), and Buyer (or Buyer Affiliate) will purchase and acquire from Seller, free and clear of all Liens, other than Permitted Liens, all right, title and interest in and to all tangible and intangible assets primarily or solely related to the Business, whether or not reflected on the applicable records of Seller, excepting only the Excluded Assets (as defined in Section 2.02), (the “Business Assets”), including all right, title and interest in and to the following:

(a) the CPR Software Products;

(b) all CPR Business Equipment and all marketing and advertising materials related to the Business;

(c) all Contracts, including those Material Contracts listed on Schedule 4.08(a), and all outstanding offers or solicitations made by or to Seller to enter into any Contract, as described on Schedule 4.08(a), excluding only the Excluded Contracts listed on Schedule 4.08(e);

(d) the Leases;

(e) subject to Section 6.04(b), all CPR Business Records;

(f) all Permits and pending applications therefor and renewals thereof, including those listed on Schedule 4.09;

(g) contact information for existing customers of the Business and, to the extent such exist, all sales information and databases compiled by or on behalf of Seller in connection with the CPR Software Products, including information on any and all sales leads, contact information for potential customers of the Business, and all requests for proposal/information with respect to the CPR Software Products during the past two (2) years;

(h) the Intellectual Property (including all Intellectual Property included in the CPR Software Products) used by Seller primarily or solely with respect to the Seller’s operation of the Business (the “Business Intellectual Property”), and goodwill associated with such Business Intellectual Property, together with all rights under, including rights to enforce, Contracts entered into with employees, consultants, agents and other persons associated with the Business to the extent such relate to the confidentiality of the Business Intellectual Property or the assignment of such person’s rights to inventions and other Business Intellectual Property to Seller;

(i) all know-how, formulae, product specifications (including compilers, interpreters, system build software, build scripts, test suites, testing tools and documentation, test scripts, bug databases, support tools, revision control systems and environments) that are used by Seller primarily or solely to build, modify, debug and operate its CPR Software Products, procedures, reports, computer programs (source code and object code) or programming and/or material documentation, manuals, charts, specifications, database architecture, templates, system models, diagrams, descriptions, screen displays, schematics, blueprint drawings, tapes, listings, inventions, designs, patterns, records, marketing research, package designs, trade secrets and confidential information developed by Seller primarily or solely related to the CPR Software Products, and any other materials primarily or solely relating to the CPR Software Products, Intellectual Property or the Business (collectively, the “Trade Secrets”);

(j) all Accounts Receivable, whether or not billed at the time of the Closing, and all rights to bill customers for any CPR Software Products shipped or CPR Software Products-related services rendered, whether before or after the Closing;

(k) all claims, warranties, choses in action, causes of action, rights of recovery and rights of set-off of any kind against third parties relating to the Business or the Business Assets (including any warranties from contractors, subcontractors, vendors or suppliers regarding their performance, quality of workmanship or quality of materials supplied in connection with construction, manufacturing, development, installation, repair or maintenance at the Real Property) or the Assumed Obligations, and the right to receive and retain mail and other communications relating to the Business, the Business Assets or the Assumed Obligations; and

(l) Prepaid third-party hardware and software, capitalized professional services and accrued maintenance revenue.

2.02 Excluded Assets. Notwithstanding anything in Section 2.01 to the contrary, the Business Assets will not include, and Buyer and Buyer Affiliates will not be deemed to purchase or acquire, any of the assets of Seller set forth on Schedule 2.02 (the “Excluded Assets”).

2.03 Assumed Obligations. As part of the consideration for the Business Assets, Buyer or one or more Buyer Affiliates will assume the following liabilities and obligations of Seller to the extent arising from or related to the CPR Software Products or the Business in the ordinary course (the “Assumed Obligations”):

(a) any Liability to Seller’s customers under written warranty agreements in the forms disclosed in Schedule 2.03(a) given by Seller to its customers in the ordinary course of business prior to the Effective Time (other than any Liability arising out of or relating to a Breach that occurred prior to the Effective Time);

(b) any Liability arising after the Effective Time under the Contracts included in the Business Assets (other than any Liability arising out of or relating to a Breach that occurred prior to the Effective Time);

(c) any Liability of Seller arising after the Effective Time under any Contract included in the Business Assets that is entered into by Seller after the date hereof in accordance with the provisions of this Agreement (other than any Liability arising out of or relating to a Breach that occurred prior to the Effective Time);

(d) all deferred income liabilities; and

(e) any Liability of Seller described in Schedule 2.03(e).

2.04 Excluded Liabilities. Other than as specifically listed in Section 2.03 above, Buyer and Buyer Affiliates will assume no Liability whatsoever of Seller, whether or not arising from or related to Seller, the CPR Software Products, the Business or the Business Assets (the “Excluded Liabilities”), and Seller will fully pay, perform and discharge, as and when due, each such Excluded Liability. Without limiting the generality of the foregoing, the Excluded Liabilities shall include, and under no circumstances shall Buyer be deemed to assume any Liability of Seller arising out of or relating to any of the following:

(a) any Debt;

(b) any accounts payable existing as of the Effective Time for the period prior to the Effective Time;

(c) any Liability for accrued compensation to any employee of Seller, including any and all Liabilities whatsoever arising in connection with any Employee Benefit Plan maintained by Seller;

(d) any Taxes of any kind or character;

(e) any Proceedings, whether or not listed on Schedule 4.06;

(f) any Liability for infringement, misappropriation or unfair competition claims arising from CPR Software Products or any related product or service, created, sold, licensed, distributed or marketed by Seller prior to the Effective Time; provided, however, that any Liability for infringement, misappropriation or unfair competition claims arising from such CPR Software Products or any such related product or service after the Effective Time will not constitute an Excluded Liability to the extent resulting from any misuse, negligence, revision, modification, improper use or unauthorized use of such CPR Software Products or any such related product after the Effective Time; further, provided, however, that any unfair competition claims arising after the Effective Time resulting from any business practices of Buyer after the Effective Time will not constitute an Excluded Liability; or

(g) any claims, choses in action, rights of recovery, rights of set-off of any kind by any third party arising out of the Business or the ownership of the Business Assets prior to the Effective Time.

ARTICLE III

PURCHASE PRICE AND CLOSING

3.01 Purchase Price for the Business Assets. The purchase price for the Business Assets (the “Purchase Price”), subject to adjustment in accordance with Section 3.03 or any holdback pursuant to Section 7.03(f), will be: (i) Thirty-Three Million Dollars ($33,000,000) and (ii) the assumption of the Assumed Obligations, payable as and when provided in this Article III.

3.02 Closing.

(a) The closing (the “Closing”) of the purchase and sale of the Business Assets will take place at the offices of Kilpatrick Stockton LLP, 3737 Glenwood Avenue, Suite 400, Raleigh, North Carolina 27612, or at such other location as Buyer and Seller may agree in writing, beginning at 10:00 a.m. local time on the later of: (i) September 30, 2007; or (ii) the third (3rd) Business Day after all of the conditions to Closing set forth in Sections 9.01 and 9.02 have been satisfied or waived by the party or parties entitled to the benefit thereof, or such other date as Buyer and Seller may agree in writing (the “Closing Date”).

(b) At least five (5) Business Days prior to Closing, Seller will cause to be delivered to Buyer a letter (a “Pay-off Letter”) from each holder of any Debt encumbering or relating to any of the Business Assets or the Business (each a “Debt Holder”) addressed to Buyer and its counsel. Each Pay-off Letter will contain (i) the name of each Debt Holder to whom such Debt is owed, (ii) the aggregate payments necessary to be made at Closing in order to satisfy in full all amounts outstanding, including all principal, interest, fees, prepayment penalties or other amounts due or owing with respect thereto, (iii) an agreement by such Debt Holder to release, and authorizing Buyer and its representatives to release, any Liens on any of the Business Assets securing such Debt upon payment of the stated amount, (iv) wiring or other payment instructions for each such Debt Holder; and (v) such other instruments and other documents as Buyer may reasonably request to evidence the payment and satisfaction in full of all such Debt and the complete release and discharge of any and all such Liens.

(c) At the Closing, Buyer will pay:

(i) to each Debt Holder, the amount set forth in or determined in accordance with such Debt Holder’s Pay-off Letter;

(ii) to Seller an amount equal to (1) the sum of the Purchase Price, minus (2) the aggregate amount paid or payable to the Debt Holders pursuant to Section 3.02(c)(i).

(d) The payment to be made by Buyer at Closing pursuant to Section 3.02(c)(ii) will be made by wire transfer to a single bank account (designated by Seller in writing at least two (2) Business Days before the Closing Date). All amounts paid by Buyer pursuant to this Section 3.02 will be credited against the Purchase Price, and upon delivery of any such payments by Buyer, Buyer’s obligation to pay the Purchase Price will be deemed satisfied and discharged to the extent of such payments. Under no circumstances will Buyer be liable to Seller or any other Person for any action, omission or delay of Seller or any Debt Holder in dealing with any payment made by Buyer in accordance herewith.

(e) At Closing, Seller will deliver or cause to be delivered to Buyer and/or Buyer Affiliates the following:

(i) possession or control of all tangible Business Assets;

(ii) bills of sale, general assignments and conveyance documents with respect to the Business Assets, in form and substance reasonably satisfactory to Buyer and its counsel, duly executed by Seller, and such other instruments as may be reasonably requested by Buyer to transfer all right, title and interest in, under and to the Business Assets to Buyer, free and clear of all Liens other than Permitted Liens;

(iii) a certificate from the Secretary or a comparable official of Seller, dated as of the Closing Date, attesting to, among other things, the resolutions of Seller authorizing the execution, delivery and performance of the Transaction Agreements to be executed, performed and delivered by Seller, and to the incumbency of the officer(s) executing any Transaction Agreement on behalf of Seller;

(iv) copies of the Organizational Documents of Seller, as in effect on the Closing Date, certified by the Secretary of Seller;

(v) a certificate from the Secretary or a comparable official of Seller Parent, dated as of the Closing Date, attesting to, among other things, the resolutions of Seller Parent authorizing the execution, delivery and performance of the Transaction Agreements to be executed, performed and delivered by Seller Parent, and to the incumbency of the officer(s) executing any Transaction Agreement on behalf of Seller Parent;

(vi) copies of the Organizational Documents of Seller Parent, as in effect on the Closing Date, certified by the Secretary of Seller Parent;

(vii) evidence reasonably satisfactory to Buyer and its counsel that all security interests, collateral assignments and other Liens (other than Permitted Liens) on any of the Business Assets have been released, discharged and terminated in full, and the relevant Business Assets or other assigned collateral have been returned to the relevant party;

(viii) an opinion dated as of the Closing Date and addressed to Buyer from Kilpatrick Stockton LLP, legal counsel for Seller, in form and substance reasonably acceptable to Buyer; and

(ix) any additional deliverables set forth in Section 9.01.

(f) At Closing, Buyer shall deliver or cause to be delivered to Seller the following:

(i) a certificate from the Secretary or a comparable official of Buyer, dated as of the Closing Date, attesting to, among other things, the resolutions of Buyer authorizing the execution, delivery and performance of the Transaction Agreements to be executed, performed and delivered by Buyer, and to the incumbency of the officer(s) executing any Transaction Agreement on behalf of Buyer;

(ii) copies of the Organizational Documents of Buyer, as in effect on the Closing Date, certified by the Secretary of Buyer;

(iii) a certificate from the Secretary or a comparable official of Buyer Parent, dated as of the Closing Date, attesting to, among other things, the resolutions of Buyer Parent authorizing the execution, delivery and performance of the Transaction Agreements to be executed, performed and delivered by Buyer Parent, and to the incumbency of the officer(s) executing any Transaction Agreement on behalf of Buyer Parent;

(iv) copies of the Organizational Documents of Buyer Parent, as in effect on the Closing Date, certified by the Secretary of Buyer Parent;

(v) if Business Assets are to be acquired by any Buyer Affiliate, a certificate from the Secretary or a comparable official of such Buyer Affiliate, dated as of the Closing Date, attesting to, among other things, the resolutions of Buyer Affiliate authorizing the execution, delivery and performance of the Transaction Agreements to be executed, performed and delivered by such Buyer Affiliate, and to the incumbency of the officer(s) executing any Transaction Agreement on behalf of such Buyer Affiliate;

(vi) if Business Assets are to be acquired by any Buyer Affiliate, copies of the Organizational Documents of such Buyer Affiliate, as in effect on the Closing Date, certified by the Secretary of Buyer Affiliate; and

(vii) any additional deliverables set forth in Section 9.02.

(g) Unless otherwise agreed by Buyer and Seller, the purchase and sale of the Business Assets, and the assumption of the Assumed Obligations, shall be deemed effective as of the close of business on the Closing Date (the “Effective Time”).

3.03 Pre-Closing Purchase Price Adjustment. If the Financial Reports (as defined in Section 4.04 below and to be delivered pursuant to Section 6.09) provide that the Net Assets (as defined below) of the Business are less than the Net Asset target as of June 30, 2007 set forth on Schedule 3.03 (the “Net Asset Target”), then the Purchase Price will be reduced on a dollar-for-dollar basis by an amount equal to (i) the Net Asset Target, less (ii) the Net Assets as provided in such Financial Reports. Seller and Buyer shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in this Section 3.03. For the purposes of this Section 3.03, “Net Assets” means (i) receivables, plus (ii) unbilled receivables, plus (iii) prepaid third-party hardware and software, plus (iv) capitalized professional services, plus (v) accrued maintenance revenue, plus (vi) net plant, property and equipment, less (vii) short-term and long-term capitalized leases, less (viii) deferred income.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER PARENT

Seller and Seller Parent, jointly and severally, represent and warrant to Buyer and to Buyer Parent, as of the date of this Agreement and again as of the Closing, as follows:

4.01 Organization. Seller is a corporation, duly organized, validly existing and in good standing under the Applicable Laws of the State of Pennsylvania, and has all requisite corporate power and authority to carry on its business as now conducted by it (including the Business) and to own and operate its assets as now owned and operated by it (including the Business Assets). Except as set forth on Schedule 4.01, Seller is not required to be qualified to conduct business in any states other than Pennsylvania or any non-U.S. jurisdiction (except where the failure to be so qualified would not have a Material Adverse Effect). Seller has delivered or made available to Buyer true and correct copies of the articles of incorporation, bylaws and any similar governing or constitutive documents or agreements (collectively, the “Organizational Documents”) of Seller, each as currently in effect. Seller Parent is a company, duly organized, validly existing and in good standing under the Applicable Laws of the United Kingdom.

4.02 Authority; Enforceability. Each of Seller and Seller Parent has the right, power and authority to execute and deliver the Transaction Agreements executed or to be executed by it pursuant to this Agreement, and to perform its obligations thereunder. The Transaction Agreements to which Seller is a party constitute (or will, when executed and delivered as contemplated herein, constitute) the legally binding obligations of Seller, enforceable in accordance with their respective terms. The Transaction Agreements to which Seller Parent is a party constitute (or will, when executed and delivered as contemplated herein, constitute) the legally binding obligations of Seller Parent, enforceable in accordance with their respective terms. Except as set forth on Schedule 4.02, the execution, delivery and performance of the Transaction Agreements by Seller and Seller Parent, and the consummation of the Contemplated Transactions thereby, do not and will not: (a) require the consent, waiver, approval, license or other authorization of any Person (including any spousal consent); (b) violate any provision of Applicable Law; (c) contravene, conflict with, or result in a violation of: (i) any provision of Seller’s or Seller Parent’s Organizational Documents; or (ii) any resolution adopted by the directors or shareholder(s) of Seller or Seller Parent; (d) to Seller’s Knowledge, cause Buyer to become subject to, or become liable for, the payment of any Tax; or (e) conflict with, require a consent or waiver under, result in the termination of any provisions of, constitute a Breach or default under, accelerate any obligations arising under, trigger any payment under, result in the creation of any Lien pursuant to, or otherwise adversely affect, any Contract to which Seller is a party or by which any of its respective Business Assets are bound, in each such case whether with or without the giving of notice, the passage of time or both, except in each such case described in clause (a), (b), (d) or (e) of this sentence, for any conflict, Breach, default, violation, result, loss of rights, acceleration, termination or requirement that will not have a Material Adverse Effect. All requisite corporate or other action has been taken by Seller and Seller Parent to authorize and approve the execution and delivery of the Transaction Agreements, the performance by Seller and Seller Parent of its obligations thereunder, and all other acts necessary or appropriate for the consummation of the Contemplated Transactions.

4.03 Consents. Schedule 4.03 sets forth (i) any governmental or other registration, filing, application, notice, transfer, consent, approval, order, qualification and waiver required under Applicable Law to be obtained by Seller or Seller Parent in connection with the execution and delivery of any Transaction Agreement, or the consummation of the Contemplated Transactions (each, a “Required Legal Approval”), and (ii) any Contract with respect to which a consent of or waiver by any other party thereto must be obtained by virtue of the execution and delivery of the Transaction Agreements or the consummation of the Contemplated Transactions to avoid the invalidity of such Contract, the termination thereof (or the giving rise to any right to terminate by another party), a Breach or default thereunder (whether with notice, passage of time or both) or any other change or modification to the terms thereof (including acceleration of any Liabilities) (each, a “Required Contractual Consent”).

4.04 Financial Reports.

(a) Pursuant to Section 6.09, prior to August 21, 2007, Seller will have delivered or made available to Buyer the following:

(i) (A) the audited balance sheet of the Business as at May 31, 2007, 2006 and 2005 (such balance sheet as at May 31, 2007, the “Balance Sheet”), and the related audited statements of income, changes in shareholders’ equity, and cash flows, including in each case the notes and schedules thereto together with the report thereon of PriceWaterhouseCoopers, independent certified public accountants, and all applicable work papers, exhibits and other supporting documentation; (B) with respect to the Business only, reports on working capital, order intake by customer by type, revenue by customer by type, an unbilled/deferred revenue waterfall schedule by customer, and a deferred maintenance waterfall schedule by customer as of and for the fiscal periods then ended; (C) with respect to the Business only, Debt schedules for the fiscal periods ended May 31, 2007 and 2006; (D) with respect to the Business only, active system backlog, capitalized systems backlog and maintenance backlog, each as of May 31, 2007, and (E) a report on billed and unbilled Accounts Receivable aging by customer as of May 31, 2007 supporting the corresponding amounts presented on the Balance Sheet; and

(ii) (A) the unaudited balance sheet of the Business as at December 31, 2006, March 31, 2007, June 30, 2007 and July 31, 2007 (such balance sheet as at July 31, 2007, the “Interim Balance Sheet”) and the related unaudited statements of income, changes in shareholders’ equity, and cash flows for the twelve month, three month, six month and seven month, respectively, periods then ended, including in each case the notes and schedules thereto together with all underlying monthly financial statements, applicable work papers, exhibits, and other supporting documentation; (B) with respect to the Business only, reports on working capital, order intake by customer by type, revenue by customer by type, an unbilled/deferred revenue waterfall schedule by customer and a deferred maintenance waterfall schedule by customer as of and for the fiscal periods then ended; (C) a report on billed and unbilled Accounts Receivable aging by customer as of June 30, 2007 and July 31, 2007; (D) with respect to the Business only, Debt schedules for the fiscal periods ended December 31, 2006, March 31, 2007, June 30, 2007 and July 31, 2007; and (E) a backlog by customer contract waterfall schedule as of June 30, 2007 and July 31, 2007 (clauses (i) and (ii) of this Section 4.04 constituting the “Financial Reports”).

Notwithstanding the foregoing, if the Closing Date will occur after September 15, 2007, the term “Financial Reports” shall also be deemed to include the financial statements and other data referred to therein as of and for each month following July 31, 2007 so long as such month following July 31, 2007 will have been completed for a period of at least forty (40) days.

(b) (i) The Financial Reports, when delivered to Buyer pursuant to Section 6.09 are and at Closing, will be true, accurate and complete in all material respects and fairly present in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of the Business, as at the respective dates of and for the periods referred to in the Financial Reports, all in accordance with GAAP subject (in the case of the interim financial statements included therein) to changes resulting from normal year-end adjustments, none of which was, is, or will be material (as applicable). (ii) each of the active systems backlog as of May 31, 2007, capitalized systems backlog as of May 31, 2007, maintenance backlog as of May 31, 2007, revenue (as determined pursuant to the Financial Reports) for the fiscal year ended May 31, 2007, and Net Assets as of May 31, 2007 when delivered to Buyer pursuant to Section 6.09 will not be less than the corresponding target amount for such item set forth on Schedule 3.03, excluding any de minimis difference from such target amount, not to exceed one percent (1%). (iii) The Backlog Schedules (as defined in Section 6.09) and Updated Customer Financial Data (as defined in Section 6.09), when delivered to Buyer pursuant to Section 6.09 are and at Closing, will be true, accurate and complete in all material respects. (vii) the Financial Reports, the Backlog Schedules and the Updated Customer Financial Data, when delivered to Buyer pursuant to Section 6.09 are and at Closing, will reflect the consistent application of such accounting principles throughout the periods involved, and have been and will be prepared from and are in accordance with the CPR Business Records.

(c) There exist no Liabilities of Seller related to the Business or the Business Assets that would be required to be reflected on a consolidated balance sheet other than (i) Liabilities that are reflected on or disclosed in the Financial Reports as of May 31, 2007, when delivered or made available to Buyer prior to the Closing Date, and (ii) Liabilities incurred in the ordinary course of the Business since May 31, 2007, or in connection with the Contemplated Transactions and that would not have a Material Adverse Effect.

4.05 Books and Records. The CPR Business Records of Seller, all of which have been made available to Buyer, have been maintained in accordance with commercially reasonable business practices, consistently applied, and fairly and accurately provide in all material respects the basis for the financial position and results of operation of Seller set forth in the Financial Reports, the Backlog Schedules and the Updated Customer Financial Data upon the delivery of the Financial Reports, the Backlog Schedules and the Updated Customer Financial Data when delivered pursuant to this Agreement. All CPR Business Records are in the possession of Seller.

4.06 Legal Actions; Compliance with Law. There is no demand, action, suit, claim, proceeding, complaint, grievance, charge, inquiry, hearing, arbitration or governmental investigation of any nature, public or private (each, a “Proceeding”) pending, or to the Knowledge of Seller, threatened by or against Seller involving the Business or any Business Asset, nor, to the Knowledge of Seller, is there any basis for any such Proceeding. Schedule 4.06(a) sets forth, with respect to any such pending or threatened Proceeding, the forum, the parties thereto, the subject matter thereof, the amount of damages claimed or other remedy requested and the contact information of counsel representing Seller in connection with such proceeding.

4.07 Personal Property, Title and Sufficiency of Assets, and Accounts Receivables.

(a) Schedule 4.07(a) is a true, accurate and complete list of the CPR Business Equipment. Schedule 4.07(a) identifies for each such asset listed whether it is either owned by Seller or leased by Seller. Except as disclosed on Schedule 4.07(a), all such owned and leased assets are located at the Real Property. The assets on Schedule 4.07(a), together with the other assets to be acquired by Buyer pursuant to Section 2.01, are reasonably sufficient to operate the Business as operated by Seller; provided, however, the assets on Schedule 4.07(a) do not include those assets utilized by senior management of Seller and general administrative employees of Seller not principally or solely involved in the Business, such as computers, office equipment and other similar assets.

(b) Seller owns all right, title and interest in and to all of the Business Assets, including those reflected on the Financial Reports of Seller when such Financial Reports are delivered pursuant to this Agreement, free and clear of any and all Liens, other than Permitted Liens.

(c) The tangible assets included in the Business Assets are in good operating condition and good repair (ordinary wear and tear excepted) and are adequate for the uses to which they are put, and no such assets are in need of replacement or material maintenance or repair, except for routine replacement, maintenance and repair.

(d) All Accounts Receivable, whether billed or unbilled, will be reflected on the Balance Sheet or the Interim Balance Sheet when delivered pursuant to this Agreement or, if arising after such dates, on the accounting CPR Business Records of Seller as of the Closing Date and represent or will represent valid obligations arising from sales actually made or services actually performed by Seller in the ordinary course of business. Except to the extent paid prior to the Closing Date, such Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserves shown on the Balance Sheet or the Interim Balance Sheet. There is no contest, claim, defense or right of setoff, other than returns in the ordinary course of business of Seller, under any Contract with any account debtor of an Account Receivable relating to the amount or validity of such Accounts Receivable. Schedule 4.07(d) contains a complete and accurate list of all Accounts Receivable as of May 31, 2007, listing aging in thirty (30), sixty (60), ninety (90) and one hundred and twenty plus (120+) day increments.

4.08 Material Contracts; Excluded Contracts.

(a) Schedule 4.08(a) contains a complete and accurate list of each Material Contract. Seller has previously delivered or made available to Buyer complete and accurate copies of all such Material Contracts (or accurate written summaries of any oral Material Contract), each as currently in effect.

(b) Except as specifically described on Schedule 4.08(b),

(i) Seller has not Breached, violated or defaulted under (or taken or failed to take any action that, with the giving of notice, the passage of time or both would constitute a Breach, violation or default under), or received notice (written or oral) alleging that Seller has Breached, violated or defaulted under (or taken or failed to take any action that, with the giving of notice, the passage of time or both would constitute a Breach, violation or default under), any Material Contract included in the Business Assets, except where such Breach, violation or default (including any that are alleged) would not have a Material Adverse Effect.

(ii) To the Knowledge of Seller, no other party pursuant to a Material Contract has Breached, violated or defaulted under (or taken or failed to take any action that, with the giving of notice, the passage of time or both would constitute a Breach, violation or default under) such Material Contract.

(iii) No event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a Breach of, or give Seller or, to the Knowledge of Seller, any other Person the right to declare a default or exercise any remedy under (including the encumbrance of any Business Assets), or to accelerate the maturity or performance of, or payment under, or to cancel, terminate, avoid performance of any obligation under or modify, any Material Contract included in the Business Assets.

(c) All of the Material Contracts included in the Business Assets (i) were entered into in the ordinary course of business on commercially reasonable terms, with bona fide third parties in arms-length transactions; (ii) are valid and enforceable in accordance with their terms; (iii) are in full force and effect; and (iv) will continue to be valid and enforceable and in full force and effect on identical terms following the Closing, except, as to clause (iv) of this subparagraph (c), for Material Contracts with Debt Holders to be paid and terminated on the Closing Date pursuant to Section 3.02(c).

(d) The term “Material Contract” means each Contract to which Seller is a party, or by which it, the Business or any of its Business Assets are bound or directly affected, that:

(i) involves the expenditure or receipt of an amount or value in excess of One Hundred Thousand Dollars ($100,000) over the remaining term thereof;

(ii) includes clauses requiring the purchase or sale of minimum quantities (or payment of any amount for failure to purchase or sell any specific quantities) of goods or services, or containing “most favored nations” or similar pricing arrangements;

(iii) provides for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods;

(iv) requires Seller to indemnify or hold harmless any other Person, or provides for a guaranty of or by Seller other than pursuant to Seller’s standard terms and conditions of sale, as previously provided to Buyer;

(v) imposes on Seller or any Person any confidentiality, non-disclosure or non-compete obligation or otherwise restricts in any material way Seller’s ability to own or use the Business Assets or conduct the Business;

(vi) relates to or provides for the marketing, sale or distribution of CPR Software Products or related services (other than bona fide customer purchase orders received in the ordinary course of business consistent with past practices, not in excess of One Hundred Thousand Dollars ($100,000));

(vii) provides for or relates to any employment (other than at-will arrangements), agency, sales representative, consulting or similar relationship with any Person, in each case, with respect to the Business;

(viii) relates to the ownership of, leasing of, title to, use of or any leasehold or other interest in real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than Fifty Thousand Dollars ($50,000) and with a term of less than one year);

(ix) pursuant to which Seller grants or is granted a license of any Intellectual Property, or that relates to Intellectual Property created, used or useful in the Business (other than off-the-shelf software);

(x) grants a Lien on any of the Business Assets (including under conditional sales, capital leases or other title retention or security devices), other than Permitted Liens;

(xi) extends for a term of more than twelve (12) months from the Closing Date (unless terminable by Seller without payment or penalty upon no more than thirty (30) days notice);

(xii) contains covenants that in any way purport to restrict Seller’s business activities with respect to the CPR Software Products;

(xiii) is not denominated in U.S. dollars;

(xiv) contains a written warranty, guaranty and/or other similar undertaking with respect to contractual performance extended by Seller other than in the ordinary course of business;

(xv) otherwise is material in respect of the ownership or use of the Business Assets or the conduct of the Business or would otherwise result in a Material Adverse Effect, were a Breach, violation, default or termination thereof to occur; or

(xvi) is an amendment, supplement or modification (whether written or oral) in respect of any of the foregoing.

(e) Schedule 4.08(e) is a true, accurate and complete list of all Contracts that comprise the “Excluded Contracts.”

4.09 Applicable Laws and Permits. Schedule 4.09 sets forth (i) a list of all licenses, permits, qualifications, certificates, franchises, approvals, authorizations, exemptions and other registrations necessary to conduct the Business as currently conducted, or to own or operate the Business Assets, as applicable and, in each case, material to the Business (collectively, “Permits”), and (ii) all orders, writs, injunctions, directives, judgments, decrees, awards or other legal requirements (collectively, “Orders”) applicable to Seller, the Business or any Business Assets. Except as listed on Schedule 4.09:

(a) Seller holds any and all Permits, each of which is in full force and effect;

(b) the Business is now being, and has at all times been, conducted, and the Business Assets are, and have at all times been, owned and operated, in compliance with all Applicable Laws, Orders and Permits, except where the failure to do so would not have a Material Adverse Effect;

(c) to the Knowledge of Seller, Seller is not subject to any alleged violation, Breach or default of any Applicable Laws, Orders or Permits; and

(d) no loss, non-renewal or expiration of, nor any noncompliance with, any Permit is pending or threatened in writing (including as a result of the Contemplated Transactions), other than the expiration of such Permits in accordance with their terms.

4.10 Certain Changes. Since May 31, 2007, Seller has conducted the Business solely in the ordinary course consistent with past practices, and Seller has used reasonable efforts to preserve the Business and the Business Assets. Without limiting the foregoing, except as specifically listed in the relevant subsection of Schedule 4.10 or as expressly permitted by this Agreement, since May 31, 2007, with respect to the Business and the Business Assets, there has not been any:

(a) event or circumstance that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) damage, destruction or loss (whether or not covered by insurance) that resulted in or could reasonably be expected to result in losses with respect to the Business or the Business Assets, in the aggregate, of more than Seventy-Five Thousand Dollars ($75,000);

(c) revaluation or write-down of any of the Business Assets;

(d) entry into any Material Contract, amendment of any Material Contract other than in the ordinary course of business, or termination of any Material Contract;

(e) change in accounting principles, methods or practices of Seller, or in the manner Seller keeps its books and records, or any change by Seller of its current practices with regard to sales, backlog, customer billings, receivables, payables or accrued expenses;

(f) acquisition or disposal of assets used or held for use in the Business (except in bona fide, arms length transactions entered into in the ordinary course of business consistent with past practice);

(g) capital expenditures exceeding, individually or in the aggregate, Fifty Thousand Dollars ($50,000);

(h) change in any pricing practices (other than in the ordinary course of business consistent with past practices);

(i) settlement or compromise in any Proceeding involving more than Twenty Five Thousand Dollars ($25,000);

(j) action that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a Breach of Section 6.01; or

(k) agreement, undertaking or understanding by Seller to do, either directly or indirectly, any of the things described in the preceding clauses (a) through (j).

4.11 Real Property.

(a) The real property located at 268 Hospitality Lane, Suite 300, San Bernardino, California as more specifically described on Schedule 4.11(a) (the “Real Property”), constitutes all of the real property used in the Business.

(b) Seller holds a valid leasehold interest in all Real Property pursuant to the lease agreements described on Schedule 4.11(b) (the “Leases”), free and clear of any and all Liens, except for Permitted Liens. The Leases are currently in full force and effect.

(c) There are no management, maintenance, service or other Contracts with respect to the Real Property or the Improvements except as set forth on Schedule 4.11(c) (the “Service Agreements”); all of the Service Agreements can be canceled on thirty (30) days notice or less without any material penalty; the Service Agreements are presently in full force and effect, have not been modified, supplemented or amended, and, if in writing, are the entire agreement between Seller and the other parties thereto; Seller has fully and completely paid and performed all of the duties, obligations, liabilities and responsibilities of Seller under the Service Agreements arising on or before the date hereof; and, as of the Closing Date, there will be no management, maintenance, service or other Contracts with respect to the Real Property other than those Service Agreements which Buyer elects in writing to assume.

4.12 Employment Matters.

(a) Schedule 4.12(a) sets forth: (i) the employees who are directly involved in the Business (including any contract or temporary employees) and independent contractors of Seller who are directly involved in the Business (for the avoidance of doubt, Schedule 4.12(a) does not include those employees of Seller who are not principally or solely involved in the Business, including, without limitation, senior management of Seller and general administrative employees of Seller not principally or solely involved in the Business), and (ii) any other Persons who otherwise perform services in respect of the Business, but who are employed by another Person. For those employees or independent contractors listed on Schedule 4.12(a), Seller has previously delivered or made available to Buyer true, complete and accurate information as to (x) each employee’s or independent contractor’s current rate of compensation and, if applicable, visa status (i.e., H-1B, J-1, etc.); and (y) each such employee’s accrued vacation, sick leave or personal leave, and other benefits, if applicable.

(b) The employees identified on Schedule 4.12(a) are employees at-will, terminable on one-month’s notice or less without penalty. There are no outstanding Contracts or arrangements with respect to severance payments to any employees set forth on Schedule 4.12(a).

(c) Schedule 4.12(c) sets forth the amount of any compensation or remuneration which is or may become payable to the employees set forth on Schedule 4.12(a) pursuant to any Contract or Employee Benefit Plan by reason, in whole or in part, of the execution and delivery of any Transaction Agreement or consummation of the Contemplated Transactions.

4.13 Intellectual Property.

(a) Schedule 4.13(a) sets forth a complete and correct list of all the following Intellectual Property: (i) Software, services (including hosting and application management), solutions and related documentation with respect to the CPR Software Products and currently owned, licensed, sold or imbedded in the CPR Software Products and services related thereto, (ii) all patented and/or registered Intellectual Property and all applications therefor for any of the CPR Software Products, (iii) all registered and unregistered trademarks and service marks for any of the CPR Software Products, (iv) all license agreements to which Seller is a licensor of Intellectual Property with respect to any of the CPR Software Products, (v) all copyright and Software license agreements, including without limitation, software license agreements in which Seller is a licensee of Software: (a) which Seller embeds, integrates, redistributes, resells or otherwise sublicenses into or with the CPR Software Products (“Bundled Software”), or (b) used by Seller to support the development of its CPR Software Products (other than commercially available off-the-shelf Software purchased or licensed for less than a total cost of $5,000) (“Development Software”), (vi) with respect to the CPR Software Products, all patent license agreements in which Seller is a licensee of any patents or patent applications, (vii) with respect to the CPR Software Products, all trademark license agreements in which Seller is a licensee of any trademarks or service marks, (viii) with respect to the CPR Software Products, all settlement agreements resolving any dispute relating to the use of proprietary rights in Intellectual Property entered into by Seller, (ix) all standstill and consent agreements entered into by Seller relating to the use of Intellectual Property, (x) all standalone Intellectual Property indemnification agreements entered into by Seller, (xi) all standalone source code escrow agreements entered into by Seller pursuant to which the source code for any of the CPR Software Products or Bundled Software has been deposited with a third-party escrow agent by Seller, and (xii) all other Business Intellectual Property.

(b) Except as set forth on Schedule 4.13(b)(i), Seller is the sole and exclusive owner of (including with respect to Schedule 4.13(a)(i) to 4.13(a)(iv)), or has a valid right to use, sell or license (including with respect to Schedule 4.13(a)(v-vii)), as the case may be, all (with the exception of (i) commercially available off-the-shelf Software purchased or licensed for less than a total cost of $5,000, and (ii) any Intellectual Property set forth on Schedule 4.13(b)(ii) that is licensed to Seller and is not transferable without consent to Buyer pursuant to the terms of the license) of the Intellectual Property necessary to enable Seller to conduct the Business as currently conducted by Seller (collectively, the “CPR Software Intellectual Property”). The CPR Software Intellectual Property owned by Seller is not subject to any Lien, other than Permitted Liens.

(c) The CPR Software Products and related operation of the Business by Seller and the use of CPR Software Intellectual Property in connection therewith do not infringe, dilute, misappropriate, constitute an unauthorized use of or otherwise violate any Intellectual Property right of any third party. Seller has not received any written notices nor is it aware of any claim alleging or claiming that Seller is infringing, diluting, misappropriating, making unlawful use of or otherwise violating any Intellectual Property from any third party, or any written demands or offers to license Intellectual Property.

(d) Seller has not licensed any of the CPR Software Intellectual Property to any Person on an exclusive basis, nor has Seller entered into any Contract limiting its ability to exploit fully, or freely and fully assign or otherwise transfer all right, title, and interest in and to, any of the CPR Software Intellectual Property owned by Seller (excluding Intellectual Property licensed on a nonexclusive basis to customers in the ordinary course of business).

(e) Seller has taken reasonable security measures in accordance with normal industry practice to (i) protect and maintain in full force and effect all CPR Software Intellectual Property and (ii) protect the confidentiality of all confidential CPR Software Intellectual Property owned by Seller. Seller has also taken reasonable security measures to protect the confidentiality of, and has not disclosed or authorized the disclosure of, any confidential, proprietary CPR Software Intellectual Property that is not owned by Seller.

(f) All CPR Software Intellectual Property owned by Seller is valid and enforceable, and Seller has not engaged in any misuse or other act or omission that would invalidate or prevent Seller from enforcing its CPR Software Intellectual Property rights. No claim by any third party contesting the ownership of any CPR Software Intellectual Property (whether or not in connection with Bundled Software or Development Software), or the validity or enforceability of any issued patent, registered trademark, or copyright owned by Seller with respect to the CPR Software Products, is currently outstanding or, to its Knowledge, threatened.

(g) To the Knowledge of Seller, no third party is infringing, diluting, violating, misusing or misappropriating the CPR Software Intellectual Property, and no such claims have been made against a third party by Seller. Seller is not currently investigating any alleged invalidity or unenforceability of the CPR Software Intellectual Property.

(h) The sale or licensing of the CPR Software Products and the Bundled Software, is not governed, in whole or in part, by the terms of any other license requiring Seller to disclose source code. There are no viruses, worms, or Trojan horses in the CPR Software Products. Seller is in possession of the source code (if permitted under an applicable license) and object code for all Bundled Software and Development Software, and all related documentation, necessary for the effective use, maintenance and other authorized exploitation of such Software.

(i) The CPR Software Products owned by Seller were: (i) developed by employees and agents of Seller working within the scope of their employment or engagement, as the case may be, and who have executed written agreements containing Intellectual Property assignment and waiver provisions in favor of Seller; (ii) developed by officers, directors, agents, consultants, contractors, subcontractors or others who have executed written agreements containing Intellectual Property assignment and waiver provisions in favor of Seller as assignee; or (iii) acquired free and clear of any Liens other than Permitted Liens in connection with acquisitions made by Seller.

(j) Seller has not disclosed any portion of the source code for any of the CPR Software Products to any third party, including through any placement of or release into the public domain, and no third party has asserted any right to access any source code for any of the CPR Software Products, including pursuant to any release provision of any source code escrow provisions or agreements. None of the CPR Software Products contain any Open Source Software.

(k) Except as set forth in Schedule 4.13(k), Seller has no obligation to any other Person to maintain, modify, improve or upgrade the CPR Software Products.

(l) The CPR Software Products perform in accordance with their documented specifications and other documentation and as Seller has warranted to its customers. Except for any warranty implied by law, Seller has not given any express guaranty or warranty or made any representation in respect of CPR Software Products supplied or the CPR Software Products-related services rendered or agreed to be supplied or rendered by Seller, nor has it affirmed or expressly accepted any liability or obligation in respect of any such products or services which would apply after any such products or services have been supplied or rendered.

4.14 Brokers. Except as set forth in Schedule 4.14, neither Seller, Seller Parent, nor any other Person acting on behalf of Seller or Seller Parent has incurred any obligation or liability to any Person for any brokerage fees, agent’s commissions or finder’s fees in connection with the execution or delivery of this Agreement or the consummation of the Contemplated Transactions.

4.15 Customers and Suppliers.

(a) Schedule 4.15(a) lists all customers relating to the Business for the twelve-month period ended May 31, 2007, ranked by total sales relating to the Business during such period, and sets forth opposite the name of each such customer the approximate percentage of net sales by Seller attributable to such customer for such period. Such schedule also sets forth the deferred revenue for each such customer, if any. No customer listed on Schedule 4.15(a) has notified Seller in writing that it will stop or materially decrease the rate of business done with Seller relating to the Business, except for changes in the ordinary course of business of Seller, and Seller otherwise has no Knowledge that any such event will occur. To the Knowledge of Seller, there exists no condition or state of facts involving customers of the Business which could reasonably be expected to have a Material Adverse Effect.

(b) Schedule 4.15(b) lists the 20 largest suppliers principally or solely relating to the Business for the twelve-month period ended May 31, 2007, ranked by total expenses of Seller relating to the Business during such period. No supplier listed on Schedule 4.15(b) has notified Seller in writing that it will stop or materially decrease the rate of business done with Seller relating to the Business except for changes in the ordinary course of business of Seller, and Seller otherwise has no Knowledge that any such event will occur. To the Knowledge of Seller, there exists no condition or state of facts involving suppliers of the Business which could reasonably be expected to have a Material Adverse Effect.

4.16 Relationships With Related Persons. Except as disclosed in Schedule 4.16, (i) neither Seller nor any Related Party of Seller has, or has had, any interest in any property (whether real, personal or mixed and whether tangible or intangible) used in or pertaining to the Business, and (ii) all of the Business Assets are owned by, and the entirety of the Business is conducted by, Seller. Neither Seller nor any Related Party of Seller owns or has owned, of record or as a beneficial owner, an equity interest or any other financial or profit interest in any Person that has (a) had business dealings or a material financial interest in any transaction with Seller with respect to the Business other than business dealings or transactions disclosed in Schedule 4.16, each of which has been conducted in the ordinary course of business with Seller at substantially prevailing market prices and on substantially prevailing market terms or (b) engaged in competition with Seller with respect to the Business (a “Competing Business”) in any market presently served by Seller with respect to the Business, except for ownership of less than one percent (1%) of the outstanding capital stock of any Competing Business that is publicly traded on any recognized exchange or in the over-the-counter market.

4.17 Taxes.

(a) (i) Seller has timely filed, or there have been timely filed on Seller’s behalf, all Tax Returns required to be filed with the appropriate Governmental Authorities in all jurisdictions in which such Tax Returns are required to be filed (taking into account any extension of time to file granted or to be obtained on behalf of Seller); and (ii) all Taxes payable with respect to such Tax Returns have been paid.

(b) Seller is not a nonresident alien, foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations); Seller is not a disregarded entity as defined in Treas. Reg. §1.1445-2(b)(2)(iii).

(c) Seller has not received any written notice, according to which, (i) deficiencies for Taxes of Seller has been assessed by any Governmental Authority; (ii) the IRS or any other Governmental Authority is not asserting or threatening to assert against Seller any deficiency or claim for Taxes; or (iii) there are pending audits, examinations, or other Proceedings in respect of Taxes of Seller.

(d) No person should have been treated as an employee of the Business for Tax purposes who (i) has been treated by Seller as an independent contractor of the Business for Tax purposes, (ii) has provided services with respect to the Business, and (iii) is reasonably likely to continue to provide services to the Business at any time during the twelve-month period following the Closing Date.

(e) None of the Business Assets is subject to any Lien arising in connection with any failure or alleged failure to pay any Tax.

(f) None of the assets or properties of Seller (i) secures any Debt the interest on which is tax-exempt under Code Section 103(a) of the Code, (ii) is “tax-exempt use property” within the meaning of Code Section 168(h) or gives rise to a tax-exempt use loss within the meaning of Code Section 470, (iii) is “tax-exempt bond financed property” within the meaning of Code Section 168(g)(5), (iv) is “limited use property” within the meaning of Rev. Proc. 76-30, (v) is or will be treated as owned by another person pursuant to the former safe harbor leasing provisions of the Code, (vi) is imported property covered by an Executive order described in Code Section 168(g)(6), or (vii) is otherwise property subject to Section 168(f) or (g) of the Code.

(g) Except as set forth in Schedule 4.17(g) hereof, Seller is not a party to (i) a Contract with any stockholder, director, officer or other employee of Seller who is reasonably likely to continue to provide services to the Business at any time during the twelve-month period following the Closing Date (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a Change of Control involving Seller, (B) providing any term of employment, compensation or benefit guarantee, or (C) providing severance benefits or other benefits after the termination of employment of such stockholder, director, officer or employee; (ii) with respect to any stockholder, director, officer or other employee of Seller who is reasonably likely to continue to provide services to the Business at any time during the twelve-month period following the Closing Date, any agreement, plan or arrangement under which any “disqualified individual,” as defined in Section 280G(c) of the Code, may receive payments from Seller that may be subject to the tax imposed by Section 4999 of the Code or included in the determination of such Person’s “parachute payment” under Section 280G of the Code, without regard to Section 280G(b)(4); or (iii) with respect to any stockholder, director, officer or other employee of Seller who is reasonably likely to continue to provide services to the Business at any time during the twelve-month period following the Closing Date, any Contract or Employee Benefit Plan binding on Seller, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan or severance benefit plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of a Change of Control of Seller or the value of any of the benefits of which will be calculated on the basis of a Change of Control of Seller.

(h) Seller is validly registered for the sales tax (“GST”) under Part IX of the Excise Tax Act (Canada) and for Quebec sales tax (“QST”) under Title I of An Act Respecting the Quebec Sales Tax.

4.18 No Knowledge of Misrepresentations or Omissions. To Seller’s Knowledge, none of the representations and warranties of Seller in this Agreement are not true and correct in any or all material respects.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF BUYER AND BUYER PARENT

Buyer and Buyer Parent, jointly and severally, represent and warrant to Seller and to Seller Parent, as of the date of this Agreement and again as of the Closing Date, the following:

5.01 Organization. Buyer is a limited liability company duly organized, validly existing and in good standing under the Applicable Laws of the State of Delaware. Buyer Parent is a corporation duly organized, validly existing and in good standing under the Applicable Laws of the State of Delaware.

5.02 Authority; Enforceability. Each of Buyer and Buyer Parent have full corporate power and authority to execute, deliver and perform each of the Transaction Agreements to which each is a party. Each Transaction Agreement to which Buyer or Buyer Parent is a party has been duly and validly executed and delivered by Buyer or Buyer Parent, as the case may be, and each such executed agreement constitutes the valid and legally binding obligations of Buyer or Buyer Parent, as the case may be, subject to general equity principles, enforceable in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization or similar Applicable Laws affecting the rights of creditors generally.

5.03 Brokers. Each of Buyer and Buyer Parent have not incurred any obligation or liability to any Person for any brokerage fees, agent’s commissions or finder’s fees in connection with the execution or delivery of this Agreement or the Contemplated Transactions.

ARTICLE VI

COVENANTS OF SELLER, SELLER PARENT BUYER AND BUYER PARENT

As to covenants applicable to Seller, Seller and Seller Parent, jointly and severally, as to covenants applicable to Buyer, Buyer and Buyer Parent, jointly and severally, covenant as follows:

6.01 Conduct of Business. From the date hereof through the Closing Date, except as expressly permitted by this Agreement:

(a) With respect to the Business only, Seller will:

(i) conduct its affairs solely in the ordinary course of business consistent with past practices, and, except as otherwise directed by Buyer in writing, use its best efforts to preserve intact the Business and its relationships with third parties (including its customers, vendors, distributors, market influencers and other parties material to Seller’s sales channels and distribution network) and goodwill, and to keep available the services of the present officers, employees, agents and other personnel of Seller;

(ii) maintain the Business Assets in good operating order and condition, reasonable wear and tear excepted, and promptly repair, restore or replace any Business Assets in the ordinary course of business;

(iii) comply with all Applicable Laws, Permits and Orders;

(iv) file all Tax Returns required to be filed and make timely payment of all Taxes as and when due;

(v) use best efforts to obtain all Required Legal Approvals and Required Contractual Consents;

(vi) keep in full force and effect, without amendment, all material rights relating to the Business; and

(vii) promptly notify Buyer in writing of the commencement of any actual or threatened Proceeding related to or affecting Seller, the Business or any Business Asset, or of the occurrence of any event or existence of any fact that would cause any representation or warranty contained herein to be inaccurate in any material respect when made or as if made on the date of the occurrence of, or the discovery of, such fact, or that would cause any covenant or agreement contained herein to be Breached or incapable of performance.

(b) With respect to the Business only, without Buyer’s prior written consent, Seller will not:

(i) enter into any acquisition or disposition of Business Assets, except for any acquisition or disposition of inventory in the ordinary course of business consistent with past practice, or incur any Liability relating to the Business, except for in the ordinary course of business consistent with past practice, or as expressly permitted by the terms of this Agreement;

(ii) prepare or file any Tax Return relating to the Business inconsistent with past practice in preparing or filing similar Tax Returns for prior periods or take any position, make or change any election, or adopt any method with respect to Taxes that is inconsistent with positions taken, elections made or methods used in prior periods, except to the extent required by Applicable Law;

(iii) permit or suffer to exist any Lien on or against the Business Assets, other than Permitted Liens;

(iv) take any affirmative action, or fail to take any reasonable action within its control, which results in any of the changes or events listed in Sections 4.10(a) through (i);

(v) other than in the ordinary course of business consistent with Seller’s past practice, grant any wage or salary increase, or any additional benefits to the employees identified on Schedule 4.12(a);

(vi) make any modification to any Permit relating to the Business;

(vii) take any affirmative action, or fail to take any reasonable action within its control, that would or reasonably could be expected to render any of Seller’s representations and warranties untrue at Closing;

(viii) enter into any compromise or settlement of any Proceeding relating to the Business Assets, the Business, or the Assumed Obligations; or

(ix) enter into any commitment or agreement to do any of the foregoing.

(c) Without Buyer’s prior written consent, Seller will not take any action which would prevent Seller from complying with its obligations under any Transaction Agreement. Without limiting the foregoing, Seller will not enter into or permit any of its Affiliates to enter into any Contract or incur any obligation that would prohibit, or require any third party to consent to, or which would be Breached by or result in a direct or indirect penalty or material cost to Seller or any of its Affiliates, as a result of the sale of the Business Assets or any other transactions contemplated by any Transaction Agreement.

6.02 Confidentiality.

(a) From and after the date hereof, Seller and Buyer will not, and will cause their respective Related Parties and representatives not to, directly or indirectly, use or disclose (other than to each other) for any purpose any Confidential Information, except for purposes of carrying out their respective ongoing obligations under this Agreement, the Reseller Agreement or the Transition Services Agreement. This Section 6.02(a) will survive the Closing and will continue indefinitely. Nothing in this Section 6.02 will be construed to limit or supersede the common law of torts or statutory or other protection of trade secrets where such law provides the parties with greater or longer protection than provided in this Section 6.02.

(b) For purposes of this Agreement, “Confidential Information” means any and all Trade Secrets and other technical, business and other information of or relating to the Business or the Business Assets that derives value, actual, potential, economic or otherwise, from not being generally known to other Persons. Confidential Information includes: (i) information contained in any CPR Business Records, to the extent otherwise satisfying the definition of Confidential Information, and (ii) information of Seller, Buyer or third parties that Seller or Buyer, as the case may be, is obligated to or does keep or treat as confidential.

(c) The obligations set forth in Section 6.02(a) will not apply to any information that a party can demonstrate: (i) has become generally available to the public through no act or omission of such party and without violation of this Agreement, or any other confidentiality obligation of such party; or (ii) is required to be disclosed by Applicable Law, subpoena or other mandatory legal process, provided that such party promptly gives the other party hereto notice of any request or demand for disclosure of such Confidential Information upon receipt of such request or demand along with a copy of any written correspondence, pleading or other communications concerning the request or demand, and such party will use reasonable efforts to obtain, and upon request, provide reasonable cooperation should the other party hereto seek to obtain, an appropriate protective order.

(d) Seller and Buyer recognize and agree that in the event of a Breach or threatened Breach by either party of Section 6.02(a), money damages may not be an adequate remedy to the other party hereto for such Breach and, even if money damages were adequate, it would be difficult to ascertain or measure with any degree of accuracy the damages sustained by the affected party therefrom. Accordingly, if there should be a Breach or threatened Breach by a party of the provisions of Section 6.02(a), the other party hereto will be entitled to an injunction restraining the party alleged to be in Breach of Section 6.02(a) from any such Breach. Nothing in the preceding sentence will limit or otherwise affect any remedies that a party or its Affiliates may otherwise have under Applicable Law.

6.03 Covenant Not to Compete.

(a) Each of Seller and Seller Parent hereby agrees that it will not, and will not permit any of its Affiliates to, except on behalf of Buyer in accordance with the terms of this Agreement, during the period beginning on the date hereof and ending on the fourth (4th) anniversary of the Closing Date, directly or indirectly, for any reason, for its own account, or on behalf of, or together with or through, any other Person or entity, whether as principal, agent, shareholder, participant, partner, promoter, director, officer, director, shareholder, equity owner, employee, consultant, sales representative or otherwise:

(i) own, operate, maintain, control, manage, or participate in the ownership, control or management of, or render services or advice to, or have a material financial interest in, or lend its name to, any business engaged in, or that is undertaking to become engaged in, in whole or in part, the purchase, sale, distribution, research, development, maintenance, customer service, or support in each case, within the Territory, of any service or product that is identical or substantially similar to any service or product offered by the Business, including, without limitation, the CPR Software Products (the “CPR Related Products and Services”); notwithstanding the foregoing, from and after such time as Seller shall cease to be an Affiliate of Seller Parent, the foregoing clause (i) shall not apply to Seller, provided, however, that in no circumstance may Seller, during the period beginning on the date hereof and ending on the fourth (4th) anniversary of the Closing Date, directly or indirectly, for any reason, for its own account, or on behalf of, or together with or through, any other Person or entity (whether as principal, agent, shareholder, participant, partner, promoter, director, officer, director, shareholder, equity owner, employee, consultant, sales representative or otherwise), sell, distribute or provide any CPR Related Products and Services to the customers identified on Schedule 4.15(a);

(ii) solicit, or assist in the solicitation of, any Person having an office or conducting business anywhere within the Territory and to whom Seller either sold or provided the CPR Related Products and Services, in each case, during the 2-year period ending on the Closing Date, for the purpose of selling, providing or soliciting to sell or provide any CPR Related Products and Services; or

(iii) solicit, or assist in the solicitation of, any Hired Employee or other Person employed or engaged by Buyer as of the Closing Date in any capacity (as an employee, independent contractor or otherwise) to terminate such employment or other engagement, whether or not such employment or engagement is pursuant to a Contract and whether or not such employment or engagement is at-will.

(b) Notwithstanding anything herein to the contrary, it will not be a Breach of the covenant contained in Section 6.03(a)(i) for Seller or Seller Parent to own, directly or indirectly, up to an aggregate of two and one-half percent (2.5%) of any class of publicly traded securities of any Person engaged in any of the activities described in Section 6.03(a)(i), so long as such securities are held as a passive investment. For the avoidance of doubt, it will not be a Breach of the covenant contained in Section 6.03(a)(i) or Section 6.03(a)(ii) for Seller or Seller Parent to develop, produce, build, offer, sell, market, distribute, or otherwise conduct business with respect to the products and services of Seller or Seller Parent identified on Schedule 6.03(b), which are in each case, products or services of Seller or Seller Parent that are not identical or substantially similar to any of the CPR Related Products and Services; provided, however, that neither Seller nor Seller Parent shall be permitted to offer, sell, or otherwise provide Misys Connect (“Misys Connect”) to any customer of Seller or Seller Parent using the CPR Software Product as of the Effective Time for purposes of using such Misys Connect software product with the CPR Software Product.

(c) Although the parties have, in good faith, used their best efforts to make the provisions of Section 6.03(a) reasonable in terms of geographic area, duration and scope of restricted activities in light of the Business and the consideration to be received by Seller hereunder, and it is not anticipated, nor is it intended, by any party hereto that an arbitral panel or court of competent jurisdiction would find it necessary to reform the provisions hereof to make them reasonable in terms of geographic area, duration or otherwise, the parties understand and agree that if an arbitral panel or court of competent jurisdiction determines it necessary to reform the scope of Section 6.03(a) or any part thereof in order to make it binding and enforceable, such provision will be considered divisible in all respects and such lesser scope as any such court will determine to be reasonable will be effective, binding and enforceable to the fullest extent possible.

(d) The parties recognize and agree that in the event of a Breach or threatened Breach by Seller or any Affiliate thereof of Section 6.03(a), money damages would not be an adequate remedy to Buyer for such Breach and, even if money damages were adequate, it would be difficult to ascertain or measure with any degree of accuracy the damages sustained by Buyer therefrom. Accordingly, if there should be a Breach or threatened Breach by Seller or any Affiliate thereof of the provisions of Section 6.03(a), Buyer will be entitled to an injunction restraining Seller and/or such Affiliate from any such Breach. Nothing in the preceding sentence will limit or otherwise affect any remedies that Buyer or its Affiliates may otherwise have under Applicable Law.

(e) All of the covenants in Section 6.03(a) are intended by each party hereto to be, and will be construed as, agreements independent of any other provision in this Agreement, and the existence of any claim or cause of action of Seller against Buyer, whether predicated on this Agreement or otherwise, will not constitute a defense to the enforcement by Buyer of any covenant in Section 6.03(a). The parties hereby agree that this Section 6.03 is a material and substantial part of the transactions contemplated hereby.

6.04 Access to Books and Records and Customers and Suppliers and Delivery of CPR Business Records.

(a) From the date hereof through the Closing Date, Seller will afford Buyer and its representatives full and timely access during normal business hours, and in a manner so as not to unduly interfere with the normal operations of Seller’s business, to the premises, properties, personnel, representatives, and CPR Business Records of or pertaining only to the Business Assets and the Business, and such other additional information as is reasonably available with respect thereto as Buyer may from time to time reasonably request. Prior to the Closing, and with the consent of Seller, Buyer and its representatives will be permitted to contact or otherwise communicate with, and Seller shall reasonably facilitate, as reasonably necessary or reasonably requested by Buyer or its representatives, the communication with, Seller’s accountants, attorneys, outside consultants, sales representatives, customers, suppliers, market influencers or other parties as Buyer may reasonably request in connection with the Contemplated Transactions, provided that such parties are related to the Business or the Business Assets.

(b) At the Closing, Seller shall provide Buyer and its representatives all CPR Business Records in electronic form, to the extent such records are maintained by Seller in electronic form. Further, to the extent that any or all CPR Business Records are required to be retained by Seller in accordance with Applicable Law or upon the agreement of the parties, Seller shall provide such records to Buyer and retain a copy of such CPR Business Records for itself, with the express understanding that such retained records constitute Confidential Information for the purposes of Section 6.02.

6.05 No Other Discussions.

(a) From and after the date hereof, neither Seller nor any of its Affiliates, Related Parties, associates, advisors, agents or other representatives will, directly or indirectly, solicit, encourage (including by way of furnishing any information concerning Seller, the Business Assets or the Business), enter into or continue discussions concerning, substantively respond to or otherwise consider any other Acquisition Proposal. Notwithstanding the foregoing, Seller may furnish information and access pursuant to an appropriate confidentiality agreement (whose terms are no more favorable than the terms of Seller’s confidentiality agreement with Buyer Parent), in each case only in response to a request for information or access, to any Person making a written Acquisition Proposal to Seller’s Board of Directors made after the date hereof that was not encouraged, solicited or initiated by or on behalf of Seller or any of its Affiliates, and may participate in discussions and negotiate with such Person concerning any such Acquisition Proposal, if Seller’s Board of Directors in good faith determines: (i) after consultation with its financial advisors, that such proposal constitutes a Superior Proposal, and (ii) after consultation with Seller’s outside legal counsel, that its opinion is that a failure to take such action would result in a Breach of its fiduciary duties under applicable law.

(b) Seller shall notify Buyer promptly (but in no event later than 48 hours) after actual receipt of any Acquisition Proposal, or modification of or amendment to any

Acquisition Proposal, or request for nonpublic information or access to the properties, books or records of Seller relating to the Business or the Business Assets, or notice by any Person that it is considering making, or has made, an Acquisition Proposal. Such notice to Buyer shall be made orally and in writing and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting non-public information or access to the books and records of Seller and the terms of any such Acquisition Proposal or modification or amendment to the Acquisition Proposal. Seller shall keep Buyer fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request. Seller shall concurrently provide a copy of any and all information or any access that Seller provides to any Person in connection with this Section 6.05.

(c) Notwithstanding anything in this Section 6.05 to the contrary, if Seller’s Board of Directors determines in good faith, after consultation with its financial advisors and based on the opinion of outside legal counsel, in response to a bona fide written Acquisition Proposal that was unsolicited and that did not otherwise result from a Breach of Section 6.05(a), that such proposal is a Superior Proposal and that terminating this Agreement to accept such Superior Proposal and/or recommending such Superior Proposal to the shareholders of Seller is necessary in order for Seller’s Board of Directors to comply with its fiduciary duties under Applicable Law, Seller may terminate this Agreement pursuant to Section 11.01(d) to enter into a binding agreement with respect to such Superior Proposal. Notwithstanding the foregoing, Seller shall not terminate this Agreement pursuant to the foregoing sentence, and any purported termination pursuant to the foregoing sentence shall be void and of no force or effect, unless concurrently with such termination Seller reaffirms to Buyer and Buyer Parent Seller’s commitment to pay the Termination Fee payable pursuant to and in accordance with Section 11.02; and provided, further, that Seller may not terminate this Agreement pursuant to the foregoing sentence, unless

(i) Seller shall have provided prior written notice to Buyer, at least three (3) Business Days in advance (the “Notice Period”), of its intention to terminate this Agreement to enter into a binding agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the Person making such Superior Proposal); and

(ii) prior to terminating this Agreement to enter into a binding agreement with respect to such Superior Proposal, Seller shall, and may cause its financial and legal advisors to, during the Notice Period, negotiate with Buyer and Buyer Parent in good faith (to the extent Buyer and Buyer Parent desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the Superior Proposal at issue ceases to constitute a Superior Proposal.

In the event of any material revisions to the Superior Proposal, Seller shall be required to deliver a new written notice to Buyer and to comply with the requirements of this Section 6.05(c) with respect to such new written notice, except that the Notice Period shall be reduced to two (2) Business Days.

6.06 Employees of the Business.

(a) Buyer may in its sole discretion, but is not obligated to, make offers of employment to the employees of Seller who are set forth on Schedule 6.06 (such employees who accept the terms and conditions of such offer and who are to be employed by Buyer are hereinafter referred to as “Hired Employees”). Seller will terminate the employment of all employees who become Hired Employees, effective immediately prior to the Closing. Buyer will at its discretion establish the initial terms and conditions of employment for all Hired Employees. Seller will remain solely responsible for all employees that are not Hired Employees, including any employees not listed on Schedule 6.06, and all claims and Liabilities related thereto.

(b) The active participation by all Hired Employees in any Employee Benefit Plans of Seller will cease as of the Closing Date. Buyer will not assume or continue, and will have no responsibility or liability to the Hired Employees or any other Person under or with respect to, any of the Employee Benefit Plans of Seller, including with respect to any compensation or remuneration listed on Schedule 4.12(c).

(c) Seller will continue to make or will cause to be made all required contributions to any Employee Benefits Plan on behalf of the employees of the Business in respect of all periods through the Closing Date, and will fully vest the Hired Employees under any such Employee Benefits Plan as of the Closing Date. Seller will take or will cause to be taken all actions as may be legally required to so vest such employees.

(d) The provisions of this Agreement are for the benefit of Buyer and Seller only, and no employee of Seller or any other Person will have any rights hereunder. Nothing herein expressed or implied will be deemed an amendment of any Employee Benefit Plan or otherwise confer upon any employee of Seller, or any legal representatives or beneficiaries thereof, any rights or remedies, including any right to employment or continued employment for any specified period or to be covered under or by any Employee Benefit Plan or arrangement, or will cause the employment status of any employee to be other than terminable at-will.

6.07 Consents; Failure to Obtain Consents. Without prejudice to Section 9.01, after the Closing, Seller will use its commercially reasonable efforts to obtain or cause to be obtained any Required Contractual Consents (including any other consents that may be required in connection with the Contemplated Transactions) that have not been previously obtained prior to or at the Closing. Notwithstanding anything to the contrary set forth herein, this Agreement will not constitute an assignment or attempt to assign or transfer any interest in any Contract or Permit otherwise included in the Business Assets, or any claim, right or benefit arising thereunder or resulting therefrom, if such assignment or transfer is without the consent of a third party and would constitute a Breach or violation thereof or adversely affect the rights of Buyer, the Business Assets or the Business. Until all such consents are obtained, Seller will cooperate in any arrangement reasonably satisfactory to Buyer designed to fulfill Seller’s obligations thereunder and to afford Buyer the continued full benefits thereof.

6.08 Transition Cooperation; Mail Received After Closing.

(a) Seller agrees to cooperate in good faith with Buyer to facilitate the transfer of all utilities servicing the Business or the Real Property into Buyer’s name.

(b) Following the Closing, Buyer may receive and open all mail received at the Real Property and, to the extent that such mail and the contents thereof relate to the Business or the Business Assets, deal with the contents thereof at its discretion. From and after the Closing, Seller will promptly forward or cause to be forwarded to Buyer any mail received by any of Seller or any of its Affiliates that relates to the Business, the Business Assets, or the Assumed Obligations.

(c) Seller hereby grants to Buyer the power, right and authority, coupled with an interest, to receive, endorse, cash, deposit, and otherwise deal with, in the name of Seller, any checks, drafts, documents and instruments evidencing payment of any notes, accounts receivable or other payment rights included in the Business Assets and that are payable to, payable to the order of, or endorsed in favor of Seller or any agent of Seller. Seller agrees promptly to endorse and pay over or cause to be endorsed and paid over to Buyer, without deduction or offset, the full amount of any payment received by Seller after the Closing in respect of goods sold or services rendered as part of the Business, and will hold any such amount in trust for Buyer pending such payment.

6.09 Financial Reports; Backlog Schedule; Updated Customer Financial Data.

(a) Prior to August 21, 2007, Seller will prepare and deliver, or cause to be prepared, and delivered, to Buyer the Financial Reports. Buyer shall have a period of four (4) weeks from the date of delivery, or such longer period as the parties may agree, to review the Financial Reports.

(b) No earlier than five (5) Business Days prior to the Closing Date, Seller will have delivered or made available to Buyer the following:

(i) schedules of all backlog (active system backlog, capitalized system backlog and maintenance backlog, respectively) and scheduled deliveries with respect to the Business only, as of a date (the “Backlog Measurement Date”) no earlier than Five (5) Business Days prior to the Closing Date, for the customer Contracts to be acquired by Buyer in accordance with Section 2.01(c) (collectively, the “Backlog Schedules”); and

(ii) reports on billed and unbilled Accounts Receivable aging by customer, unbilled Accounts Receivable by customer and a deferred revenue and deferred maintenance waterfall schedule by customer, in each case as of the Backlog Measurement Date (collectively, the “Updated Customer Financial Data”).

6.10 Transition Services Agreement. At Closing, Buyer will enter into a transition services agreement with Seller, in substantially the form attached hereto as Exhibit A (the “Transition Services Agreement”).

6.11 Reseller Agreement. At Closing, Buyer will enter into a reseller agreement with Seller, in substantially the form attached hereto as Exhibit B (the “Reseller Agreement”), which Reseller Agreement shall provide for the terms and conditions of the resale of Misys Connect by Buyer for a period of three (3) years after the Effective Date.

6.12 Real Estate Assignment. At Closing, Seller will assign the Leases to Buyer pursuant to those certain lease assignments (the “Lease Assignments”) in forms reasonably acceptable to Buyer and its counsel.

6.13 Assets of Persons other than Seller. Except as set forth in the Disclosure Schedules, to the extent any shareholders, employees, agents, or Related Parties of Seller or Seller Parent own, operate or otherwise control any asset or property required for or solely used in the conduct of the Business or to be transferred in the Contemplated Transactions, Seller or Seller Parent will cause the transfer, conveyance or assignment of such asset or property to Seller on or before the Closing Date so that such asset or property is transferred, conveyed and assigned to the Buyer as part of the Business Assets. To the extent that any such assets or property are transferred, conveyed or assigned to Buyer and/or a Buyer Affiliate directly from a Related Party of Seller or Seller Parent, or to the extent that any Hired Employees are currently employed by a Related Party of Seller or Seller Parent, such Related Party shall be deemed a “Seller” under this Agreement.

6.14 Payment of Excluded Liabilities. Seller will pay, or make adequate provision for the payment, in full of all of the Excluded Liabilities under this Agreement, and release and terminate any obligations thereunder. If any such Excluded Liabilities are not paid prior to the Closing Date, and if Buyer determines that reasonable provision for the payment thereof has not been made, then notwithstanding anything in this Agreement to the contrary, Buyer may at the Closing elect to make all such payments directly (but will have no obligation to do so) and set off and deduct the full amount of all such payments from the cash consideration delivered to Seller at Closing, or otherwise seek indemnification from Seller, without further obligation or liability to Seller.

6.15 Notification. Between the date of this Agreement and the Closing Date, Seller will promptly notify Buyer in writing if it becomes aware of (a) any fact or condition that causes or constitutes a Breach of any of Seller’s representations and warranties made as of the date of this Agreement or (b) the occurrence after the date of this Agreement of any fact or condition that would or be reasonably likely to cause or constitute a Breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence of, or Seller’s discovery of, such fact or condition. Should any such fact or condition require any change to the Disclosure Schedules, Seller will promptly deliver to Buyer a supplement to the Disclosure Schedules specifying such change. During the same period, Seller also will promptly notify Buyer of the occurrence of any Breach of any covenant of Seller in this Article VI or of the occurrence of any event that may make the satisfaction of the conditions in Section 9.01 impossible or unlikely. Buyer shall have a period of Ten (10) Business Days to evaluate any such delivery, amendment or supplement by Seller under this Section 6.16 to determine whether Buyer deems such fact or condition to constitute a material Breach of this Agreement or otherwise give Buyer the right to terminate the Agreement under Article XI. After the expiration of such period, any such delivery, amendment or supplement by Seller under this

Section 6.16 will be deemed to have amended the Disclosure Schedules, to have qualified the representations or warranties contained in Article IV, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of such development.

6.16 Reasonable Efforts. Subject to the terms and conditions provided in this Agreement, each of the parties hereto will use its commercially reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under Applicable Laws to consummate and make effective the Contemplated Transactions, to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the Contemplated Transactions for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

6.17 Customer and Other Business Relationships. After the Closing, Seller will cooperate in good faith with Buyer in its efforts to continue and maintain for the benefit of Buyer those business relationships of Seller existing prior to the Closing relating to the Business and relating to the business to be operated by Buyer after the Closing, but only with respect to the Business Assets and the Business, and Seller will satisfy the Excluded Liabilities in a manner that is not detrimental to any of such relationships. Seller will refer to Buyer all inquiries relating to the Business.

6.18 Removing Excluded Assets. Within ten (10) days after the Closing Date, Seller will remove all Excluded Assets from the Real Property to be occupied by Buyer. Such removal will be done in such a manner as to avoid any damage to the Real Property to be occupied by Buyer. Any damage to the Business Assets or to the Real Property resulting from such removal will be paid by Seller. Should Seller fail to remove the Excluded Assets as required by this Section, Buyer will have the right, but not the obligation, (a) to remove the Excluded Assets at Seller’s sole cost and expense; (b) to store the Excluded Assets and to charge Seller all storage costs associated therewith; (c) to treat the Excluded Assets as unclaimed and to proceed to dispose of the same under the Applicable Laws governing unclaimed property; or (d) to exercise any other right or remedy conferred by this Agreement or otherwise available at law or in equity. Seller will promptly reimburse Buyer for all costs and expenses incurred by Buyer in connection with any Excluded Assets not removed by Seller on or before the Closing Date.

6.19 Parent Guaranties.

(a) Seller Parent hereby guaranties the payment and performance in full of Seller’s obligations under each Transaction Agreement as and when due in accordance with the respective terms of the Transaction Agreements.

(b) Buyer Parent hereby guaranties the payment and performance in full of Buyer’s obligations under each Transaction Agreement as and when due in accordance with the respective terms of the Transaction Agreements.

6.20 FIRPTA. At or prior to the Closing, Seller shall deliver to Buyer a statement described in Treasury Regulation Section 1.1445-2(b)(3) (a “FIRPTA Certificate”) certifying that Seller is not a foreign person for purposes of Code Section 1445.

6.21 List of Tax Jurisdictions and Tax Returns. Seller will provide a list of all jurisdictions (whether domestic or foreign) in which Seller currently files Tax Returns with respect to the Business, and a list of all Tax Returns filed in each jurisdiction with respect to the Business.

ARTICLE VII

TAXES AND RELATED MATTERS

7.01 Tax Reporting; Liability for Taxes. Seller will timely pay any Taxes and file any Tax Returns attributable to the Business Assets, the Business or the income of Seller for periods ending on or before the Effective Time, and will indemnify Buyer from any adverse consequence arising out of any failure timely to pay such Taxes or file such Tax Returns.

7.02 Allocation of Purchase Price. Seller and Buyer agree that the Purchase Price and the Assumed Obligations (plus other relevant items and after taking into account any Purchase Price adjustment pursuant to Section 3.03) will be allocated among the Business Assets for tax purposes in a mutually agreed upon manner, consistent with Section 1060 of the Code and the regulations promulgated thereunder and similar rules of other taxing authorities, based upon the fair market values of such assets consistent with an allocation schedule to be determined in the reasonable good faith judgment of the Buyer prior to Closing, subject to the approval of Seller, which approval shall not be unreasonably withheld or delayed (the “Allocation Schedule”). Such Allocation Schedule shall separately state the portion of the Purchase Price and Assumed Obligations allocable to the U.K. assets and Canadian Assets (as defined below), if any. Each party shall timely file IRS Form 8594 and any elections required by other taxing authorities in a manner consistent with the Allocation Schedule. Buyer and Seller will file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with the Allocation Schedule. Buyer and Seller agree to consult with one another with respect to any Tax audit, controversy or litigation relating to the allocations made pursuant to Code Section 1060 by the IRS or another taxing authority.

7.03 Additional Tax Matters.

(a) Seller agrees to furnish, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Business Assets or the Business as is reasonably necessary for the filing of any Tax Return, the preparation for any Tax audit, the prosecution or defense of any Proceeding relating to any proposed Tax adjustment relating to the Business Assets or the Business. Seller will keep all such information and documents received by them confidential unless otherwise required by Applicable Law.

(b) Seller agrees to retain or cause to be retained all applicable Records pertinent to the Business Assets or the Business until the applicable period for assessment of Taxes under Applicable Law has expired. Seller agrees to give Buyer reasonable notice prior to transferring, discarding or destroying any such applicable Records relating to Tax matters and, if so requested, will allow Buyer to take possession of such Records.

(c) Seller and Buyer will each pay fifty percent (50%) of all transfer, documentary, sales, use, stamp, registration, recording and other such Taxes and governmental fees (including any penalties and interest), as applicable, incurred in connection with the Contemplated Transactions, including the sale and transfer of the Business Assets. The parties will cooperate to the extent reasonably necessary to make such filings or returns as may be required. The parties will cooperate with each other and use their reasonable commercial efforts to minimize the Taxes attributable to the transfer of the Business Assets, subject to Applicable Law.

(d) Upon Buyer’s reasonable request, Seller and Buyer shall, as soon as possible after Closing, jointly execute an election under section 22 of the Income Tax Act (Canada) (the “ITA”) and under the relevant provisions of any applicable provincial legislation with respect to the sale of the Accounts Receivable and shall designate therein the portion of the Purchase Price allocated to the Accounts Receivable pursuant to Section 7.02 as the consideration paid by Buyer for the Accounts Receivable. Seller and Buyer shall each file such elections forthwith after the execution thereof (and, in any event, with their respective Tax returns for the taxation year in which the Closing Date occurs).

(e) Seller and Buyer acknowledge that Buyer has agreed to assume the Assumed Obligations. To the extent that Seller has received amounts representing deposits or other prepayments in respect of services not rendered or products not delivered, Business Assets having a fair market value equal to such amounts are transferred to Buyer as payment for Buyer’s agreement to assume the obligations in respect of such deposits or other prepayments, and Seller and Buyer agree to file an election, upon Buyer’s reasonable request, pursuant to subsection 20(24) of the ITA and under the relevant provisions of any applicable provincial legislation.

(f) On or before the Closing, Seller will deliver to Buyer a certificate issued by the Minister of National Revenue (a “Clearance Certificate”) under subsection 116(4) of the ITA having a certificate limit not less than the consideration paid to the Seller for the Canadian assets as set forth on the Allocation Schedule (the “Canadian Assets”), as determined and allocated by Buyer and Seller acting reasonably. Where Seller has not provided Buyer with a Clearance Certificate as of the Closing, Buyer may withhold up to 25% of the purchase price of the Canadian Assets payable to Seller until such time as Buyer receives a Clearance Certificate from Seller having a certificate limit not less than the consideration paid to Seller for Business Assets that are “taxable Canadian property” (as set out in the Income Tax Act (Canada)) as allocated by Buyer and Seller acting reasonably. Any such amounts withheld by Buyer will not be remitted to the Receiver General of Canada until the later of: (i) the last possible date on which such amounts are due to be paid to the Receiver General of Canada pursuant to subsection 116(5) of the Income Tax Act (Canada); or (ii) such other date as may be specified by the Canada Revenue Agency in writing. Upon receipt of the Clearance Certificate having a certificate limit not less than the consideration paid to Seller for the Canadian Assets that are “taxable Canadian property” (as set out in the Income Tax Act (Canada)) as allocated by Buyer and Seller acting reasonably, Buyer agrees to pay to Seller forthwith upon delivery to Buyer of such Clearance Certificate any amount that Buyer has withheld pursuant to this section and has not paid to the Receiver General.

(g) If Buyer so desires, Seller and Buyer shall jointly make the election provided for under section 167 of the Excise Tax Act (Canada) (the “ETA”) and section 75 of Title I of An Act respecting the Quebec sales tax (the “QST Act”) so that no goods and services or harmonized sales taxes imposed under Part IX of the ETA (“GST”) and Quebec sales tax imposed under the QST Act (“QST”) will be payable in respect of the sale of the Business and transfer of the Business Assets contemplated by this Agreement provided that the conditions for making elections have been satisfied. Seller and Buyer shall jointly complete and sign the election forms (more particularly described as form GST-44 and QST form FP-2044-V) in respect of such elections and Buyer shall file the said election forms no later than the due date for Buyer’s GST and QST returns for the first reporting period in which GST or QST, as applicable, would, in the absence of such elections, become payable in connection with the sale of the Business and transfer of the Business Assets contemplated by this Agreement.

(h) If required, on or before the 23rd day of the month following the month in which in the Closing occurs, Buyer shall pay directly to the Ontario Ministry of Finance (the “Ministry”) any Taxes payable under the Retail Sales Tax Act (Ontario) in connection with the acquisition of the Business Assets purchased under this Agreement, all in accordance with the provisions of that Act, the Regulations made thereunder, and the Ministry’s administrative policies and all other like Tax duties or charges payable by Buyer upon and in connection with the conveyance and transfer of the Business Assets by the Seller to the Buyer. Notwithstanding the foregoing, on or before the Closing, Buyer will provide to Seller a prescribed purchase exemption certificate with respect to inventories of goods acquired for resale or for incorporation into goods to be held for sale, if any, for the purposes of substantiating exemptions from Taxes payable under that Act in respect of the acquisition of those assets. As required, Buyer shall pay provincial retail sales taxes in other provinces directly to the relevant taxing authority in accordance with the applicable legislation. Buyer shall furnish to Seller evidence of payment to the Ministry or any provincial taxing authority of any applicable Taxes payable pursuant to this Section 7.03(h) within give (5) Business Days of payment for the purpose of providing the Seller a final accounting of Seller’s 50% share of such Taxes owing to Buyer in accordance with Section 7.03(c) of this Agreement. Buyer will indemnify Seller with respect to all costs, expenses, damages and losses which the Seller may reasonably and actually incur or suffer as a result of the Buyer’s failure to pay such Taxes, duties or charges, as required.

(i) On or before Closing, Seller shall deliver to Buyer a duplicate copy of a clearance certificate issued pursuant to section 6 of the Retail Sales Tax Act (Ontario) and any clearance certificates required under other applicable provincial legislation (the “RST Clearance Certificate”).

7.04 Proration. Notwithstanding anything herein to the contrary, (a) Seller shall be responsible for and pay any and all Taxes imposed on or with respect to the Business Assets and other expense items such as rent, utilities and similar expenses with respect to the Business Assets, including, but not limited to, real property Taxes, personal property Taxes and similar ad valorem obligations, if any, including special assessments with respect to such Taxes, levied or imposed upon, or in connection with, the Business Assets or the conduct or operation of the Business with respect to the periods (or portions thereof) ending on or prior to the Closing Date and Seller shall be entitled to any refunds with respect to such Taxes, and (b) Buyer shall be responsible for and pay any and all Taxes imposed on or with respect to the Business Assets and other expense items such as rent, utilities and similar expenses with respect to the Business Assets, including, but not limited to, real property Taxes, personal property Taxes and similar ad valorem obligations, if any, including special assessments with respect to such Taxes, levied or imposed upon, or in connection with, the Business Assets or the conduct or the operation of the Business with respect to the periods (or portions thereof) beginning after the Closing Date and Buyer shall be entitled to any refunds with respect to such Taxes. For purposes of the preceding sentence, Seller and Buyer agree that the liabilities for all real property Taxes, personal property Taxes and other similar ad valorem taxes or special assessments that are levied with respect to the Business Assets for assessment periods within which the Closing Date occurs (collectively, the “Apportioned Obligations”), shall be apportioned between Seller and Buyer as of the Closing Date based on the number of days in any such period falling on or prior to the Closing Date, on one hand, and the number of days in such period falling after the Closing Date, on the other hand (it being understood that Buyer is responsible for the portion of each Apportioned Obligation attributable to the number of days after the Closing Date in the relevant assessment period and that Seller is responsible for the portion of each such Apportioned Obligation attributable to the number of days on or prior to the Closing Date in the relevant assessment period).

7.05 Successor Employer. At the request of Buyer, Seller will cooperate with Buyer to (i) treat Buyer as a “successor employer” and Seller as a “predecessor,” within the meaning of sections 3121(a)(1) and 3306(b)(1) of the Code, with respect to Hired Employees who are employed by Buyer for purposes of Taxes imposed under the United States Federal Unemployment Tax Act (“FUTA”) or the United States Federal Insurance Contributions Act (“FICA”) and (ii) follow the Alternate Procedure for Predecessors and Successors in Section 5 of Rev. Proc. 2004-53 in order to avoid, to the extent possible, the filing of more than one Internal Revenue Service Form W-2 with respect to each such Hired Employee for the calendar year within which the Closing Date occurs; provided, however, that Buyer shall not be treated as a successor employer for any other purpose. Buyer will assume Seller’s obligation to furnish Form W-2s (and all related information) to all Hired Employees for the calendar year in which the Closing Date occurs. Further, to the extent consistent with applicable Law and at the request of Buyer, Seller will cooperate with Buyer to avoid, to the extent practical, the filing of more than one individual information reporting form pursuant to each applicable Tax law with respect to each such Hired Employee for the calendar year within which the Closing Date occurs.

ARTICLE VIII

COVENANTS OF ALL PARTIES

8.01 Further Assurances. From time to time (including after the Closing), the parties will execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may reasonably be necessary or requested by another party in order to consummate, evidence, or implement expeditiously the Contemplated Transactions.

8.02 Fulfillment of Conditions. The parties hereto agree to take and to cause to be taken in good faith commercially reasonable efforts to fulfill, as soon as reasonably practicable the conditions to Closing set forth in Sections 9.01 and 9.02.

8.03 Certain Filings. The parties hereto will cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any action, consent, approval or waiver from any party to any Contract is required, in connection with the consummation of the Contemplated Transactions. Subject to the terms and conditions of this Agreement, in taking such actions or making any such filings, the parties hereto will furnish information reasonably required in connection therewith and timely seek to obtain any such actions, consents, approvals or waivers. Buyer and Seller shall each cooperate in good faith in using their respective commercially reasonable efforts to obtain Tax clearance or similar certificates in respect of the Contemplated Transactions from, and make any necessary filings in relation thereto in, all jurisdictions in which Seller has filed a Tax Return and which makes such certificates available in connection with such transactions.

8.04 Public Announcements. Before and after the Closing, the parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the Contemplated Transactions and, except as may be required by Applicable Law or securities exchange rules, will not issue any such public statement without the prior written consent of Buyer and Seller; provided that, for the avoidance of doubt, following the Closing, routine notifications by Buyer to customers, suppliers and other third parties having dealings with the Business made in connection with the conduct of the Business or relating to the Business Assets will not constitute public statements for purposes of this Section 8.04.

ARTICLE IX

CONDITIONS TO CLOSING

9.01 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Contemplated Transactions at the Closing are subject to the satisfaction of each of the following conditions, unless expressly waived by Buyer in writing:

(a) (i) All of the covenants and obligations that Seller or Seller Parent is required to perform or to comply with pursuant to this Agreement at or prior to the Closing, will have been duly performed and complied with in all material respects;

(ii) Seller’s and Seller Parent’s representations and warranties in this Agreement will have been true and correct in all material respects (except in the case of such representations and warranties which are qualified by materiality or as having a Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of the date hereof and will be true and correct in all material respects as of the Closing Date (except as to any representation or warranty that specifically relates to an earlier date, which representation or warranty shall be true and correct as of such earlier date); and

(iii) Buyer will have received an officer’s certificate in form and substance reasonably satisfactory to Buyer and its counsel signed by Seller and Seller Parent to the foregoing effect.

(b) Buyer will have received the Financial Reports, Backlog Schedules and Updated Customer Financial Data in form and substance (i.e., pursuant to Section 4.04) reasonably satisfactory to Buyer, and, pursuant to Section 6.09, Buyer will have had four (4) weeks to review such materials.

(c) Buyer will have received duly executed counterparts of the Transition Services Agreement and the Reseller Agreement.

(d) Buyer will have received the approval of the Board of Directors of Buyer Parent with respect to this Agreement and the Contemplated Transactions.

(e) All Required Legal Approvals and Required Contractual Consents will have been obtained in form and substance reasonably satisfactory to Buyer and its counsel.

(f) No Order issued by any Governmental Authority of competent jurisdiction or any other legal restraint or prohibition preventing any transfer contemplated hereby or the consummation of the Closing, or imposing Damages in respect thereto, will be in effect, and there will be no pending or threatened Proceeding by any Governmental Authority or by any other Person challenging or in any manner seeking to restrict or prohibit the sale of the Business Assets or the consummation of any other transactions contemplated hereby.

(g) Buyer will have received duly executed counterparts of the Lease assignments.

(h) Buyer will have received fully executed Pay-Off Letters.

(i) Buyer will have received releases of all Liens on the Business Assets, other than Permitted Liens.

(j) Buyer will have received a certificate as to the good standing of Seller, executed by the appropriate officials of the State of Pennsylvania.

(k) Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with or result in a violation of or cause Buyer to suffer any adverse consequence under any Applicable Law that has been published, introduced or otherwise proposed by or before any Governmental Authority.

(l) Buyer will have received all other documents, instruments and certificates contemplated by Section 3.02(e) or Section 7.03 hereof or otherwise reasonably requested by Buyer.

(m) Buyer will have received the FIRPTA Certificate required by Section 6.21.

(n) If Seller is required to be registered as an employer under the Workplace Safety and Insurance Act (Ontario), Buyer shall have received a Purchase Certificate issued under section 146 of the Workplace Safety and Insurance Act (Ontario).

9.02 Conditions to Obligations of Seller. The obligations of Seller to consummate the Contemplated Transactions are subject to the satisfaction of each of the following conditions unless expressly waived in writing by Seller:

(a) (i) All of the covenants and obligations that Buyer or Buyer Parent is required to perform or to comply with pursuant to this Agreement at or prior to the Closing, will have been duly performed and complied with in all material respects;

(ii) Buyer’s and Buyer Parent’s representations and warranties in this Agreement will have been true and correct in all material respects as of the date hereof and will be true and correct in all material respects as of the Closing Date; and

(iii) Seller will have received an officer’s certificate signed by Buyer and Buyer Parent to the foregoing effect.

(b) No Order issued by any court of competent jurisdiction or any competent Governmental Authority or any other legal restraint or prohibition preventing any transfer contemplated hereby or the consummation of the Closing, or imposing Damages in respect thereto, will be in effect, and there will be no pending or threatened actions or Proceedings by any Governmental Authority (or determinations by any Governmental Authority) or by any other Person challenging or in any manner seeking to restrict or prohibit the sale of the Business Assets or the consummation of any other transactions contemplated hereby.

(c) Seller will have received duly executed counterparts of the Transition Services Agreement and the Reseller Agreement.

(d) Seller will have received duly executed counterparts of the Lease assignments.

ARTICLE X

INDEMNIFICATION

10.01 Agreement to Indemnify.

(a) Seller Parent will indemnify, defend and hold harmless, on an after-Tax basis, Buyer and its Affiliates (including Buyer Parent) and their respective officers, directors, employees, representatives and agents (collectively, the “Buyer Indemnitees”) from, against and in respect of any and all Damages incurred by any Buyer Indemnitee arising out of or as a result of:

(i) any Breach of any representation or warranty made by Seller or Seller Parent in (i) this Agreement, (ii) the Disclosure Schedules, (iii) any transfer instrument, or (iv) any agreement, certificate, document, writing or instrument delivered by Seller or Seller Parent pursuant to this Agreement;

(ii) any Breach of any covenant or obligation of Seller or Seller Parent in this Agreement or in any other agreement, certificate, document, writing or instrument delivered by or on behalf of Seller or Seller Parent pursuant to this Agreement;

(iii) any Liability arising out of the ownership or operation of the Business Assets or the Business prior to the Effective Time, other than the Assumed Obligations;

(iv) any brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any Person with Seller or Seller Parent (or any Person acting on their behalf) in connection with any of the Contemplated Transactions;

(v) any pending or threatened Proceeding identified on Schedule 4.06 or required to be identified on Schedule 4.06; or

(vi) any Excluded Liabilities or any Excluded Assets.

Seller Parent’s obligations under this Article X shall not be changed or diminished in any way if Buyer designates any Buyer Affiliate to acquire right, title or interest in and to any Business Asset.

(b) Buyer and Buyer Parent, jointly and severally, will indemnify, defend and hold harmless, on an after-Tax basis, Seller Parent and its Affiliates (excluding Seller), and their respective officers, directors, employees, representatives and agents (collectively, the “Seller Indemnitees”) from, against and in respect of any and all Damages incurred by any Seller Indemnitee arising out of or as a result of:

(i) any Breach of any representation or warranty made by Buyer or Buyer Parent, as the case may be, in (i) this Agreement, (ii) the Disclosure Schedules, (iii) any transfer instrument or (iv) any agreement, certificate, document, writing or instrument delivered by or on behalf of Buyer or Buyer Parent, as the case may be, pursuant to this Agreement;

(ii) any Breach of any covenant or obligation of Buyer or Buyer Parent, as the case may be, in this Agreement or in any other agreement, certificate, document, writing or instrument delivered by or on behalf of Buyer or Buyer Parent, as the case may be, pursuant to this Agreement; or

(iii) any brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any Person with Buyer or Buyer Parent, as the case may be (or any Person acting on its behalf), in connection with any of the Contemplated Transactions.

(c) In determining the meaning of “after-Tax basis,” the amount of any Damages for which indemnification is provided to a Buyer Indemnitee or Seller Indemnitee (a “Tax Indemnitee”) under this Article X shall be

(i) reduced by the Tax benefit (determined on a net present value basis) of any deductions taken by the Tax Indemnitee on account of such Damages; and

(ii) increased by the amount of the aggregate additional Tax Liability incurred or to be incurred by the Tax Indemnitee as a result of receipt of payments under this Article X.

10.02 Limitations on Amount; Payment Provision.

(a) The obligation of Seller Parent to indemnify and hold harmless any Buyer Indemnitee pursuant to Section 10.01(a)(i) is subject to the following limitations: (i) Seller Parent will not be required to provide indemnification to any Buyer Indemnitee pursuant to Section 10.01(a)(i) unless and until the aggregate amount of all such Damages incurred by all Buyer Indemnitees exceeds Three Hundred Thirty Thousand Dollars ($330,000) (the “Basket”), whereupon Buyer Indemnitees will be entitled to be indemnified and held harmless pursuant to Section 10.01(a)(i) for all such Damages, including amounts in the Basket, and (ii) in no event will the aggregate amount of Damages for which Seller Parent is obligated to indemnify, defend and hold harmless Buyer Indemnitees pursuant to Section 10.01(a)(i) exceed an amount equal to Thirty Three Million Dollars ($33,000,000) (the “Cap”); provided, however, that the limitations in clauses (i) and (ii) above will not apply to claims in respect of Breaches or inaccuracies in the representations made by Seller Indemnitors in Sections 4.01, 4.02, 4.05, 4.06, 4.07, 4.09, 4.14 or 4.17 or claims for fraud or intentional misrepresentation. Notwithstanding the foregoing, any Damages related to or resulting from (x) any failure to collect in full, without setoff, any Accounts Receivable, (y) the Excluded Liabilities or (z) the Excluded Assets will not be subject to the Basket or Cap.

(b) The obligations of Buyer and Buyer Parent to indemnify and hold harmless any Seller Indemnitee pursuant to Section 10.01(b)(i) are subject to the following limitations: (i) Buyer will not be required to provide indemnification to any Seller Indemnitee pursuant to Section 10.01(b)(i) unless and until the aggregate amount of all such Damages incurred by all Seller Indemnitees exceeds the Basket, whereupon Seller Indemnitees will be entitled to be indemnified and held harmless pursuant to Section 10.01(b)(i) for all such Damages, including amounts in the Basket, and (ii) in no event will the aggregate amount of Damages for which Buyer is obligated to indemnify, defend and hold harmless Seller Indemnitees pursuant to Section 10.01(b)(i) exceed an amount equal to Three Million Three Hundred Thousand Dollars ($3,300,000); provided, however, that the limitations in clauses (i) and (ii) above will not apply to claims in respect of Breaches or inaccuracies in the representations made by Buyer in Sections 5.01, 5.02, or 5.03 or claims for fraud or intentional misrepresentation.

10.03 Third-Party Claims

(a) Promptly after receipt by a Person entitled to indemnity under Sections 10.01(a) and 10.01(b) (an “Indemnified Person”) of notice of the assertion of a Third-Party Claim against it, such Indemnified Person will give notice to the Person obligated to indemnify under such Section (an “Indemnifying Person”) of the assertion of such Third-Party Claim, provided that the failure to notify the Indemnifying Person will not relieve the Indemnifying Person of any liability that it may have to any Indemnified Person, except to the extent that the Indemnifying Person demonstrates that the defense of such Third-Party Claim is prejudiced by the Indemnified Person’s failure to give such notice.

(b) If an Indemnified Person gives notice to the Indemnifying Person pursuant to Section 10.03(a) of the assertion of a Third-Party Claim, the Indemnifying Person will be entitled to participate in the defense of such Third-Party Claim and, to the extent that it wishes (unless (i) the Indemnifying Person is also a Person against whom the Third-Party Claim is made and the Indemnified Person determines in good faith that joint representation would be inappropriate or (ii) the Indemnifying Person fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend such Third-Party Claim and provide indemnification with respect to such Third-Party Claim), to assume the defense of such Third-Party Claim with counsel satisfactory to the Indemnified Person. After notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person will not, so long as it diligently conducts such defense, be liable to the Indemnified Person under this Article X for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case subsequently incurred by the Indemnified Person in connection with the defense of such Third-Party Claim, other than reasonable costs of investigation. If the Indemnifying Person assumes the defense of a Third-Party Claim, (i) such assumption will conclusively establish for purposes of this Agreement that the claims made in that Third-Party Claim are within the scope of and subject to indemnification, and (ii) no compromise or settlement of such Third-Party Claims may be effected by the Indemnifying Person without the Indemnified Person’s Consent unless (A) there is no finding or admission of any violation of Applicable Law or any violation of the rights of any Person; (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person; and (C) the Indemnified Person will have no liability with respect to any compromise or settlement of such Third-Party Claims effected without its Consent. If notice is given to an Indemnifying Person of the assertion of any Third-Party Claim and the Indemnifying Person does not, within ten (10) days after the Indemnified Person’s notice is given, give notice to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person will be bound by any determination made in such Third-Party Claim or any compromise or settlement effected by the Indemnified Person.

(c) Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a Third-Party Claim may adversely affect it or its Related Persons other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Person may, by notice to the Indemnifying Person, assume the exclusive right to defend, compromise or settle such Third-Party Claim, but the Indemnifying Person will not be bound by any determination of any Third-Party Claim so defended for the purposes of this Agreement or any compromise or settlement effected without its Consent (which may not be unreasonably withheld or delayed).

(d) Seller Parent hereby consents to the nonexclusive jurisdiction of any court in which a Proceeding in respect of a Third-Party Claim is brought against any Buyer Indemnified Person for purposes of any claim that a Buyer Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein and agree that process may be served on Seller Parent with respect to such a claim anywhere in the world.

(e) With respect to any Third-Party Claim subject to indemnification under this Article X: (i) both the Indemnified Person and the Indemnifying Person, as the case may be, will keep the other Person fully informed of the status of such Third-Party Claim and any related Proceedings at all stages thereof where such Person is not represented by its own counsel, and (ii) the parties agree (each at its own expense) to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

(f) With respect to any Third-Party Claim subject to indemnification under this Article X, the parties agree to cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney-client and work-product privileges. In connection therewith, each party agrees that: (i) it will use its best efforts, in respect of any Third-Party Claim in which it has assumed or participated in the defense, to avoid production of Confidential Information (consistent with Applicable Law), and (ii) all communications between any party hereto and counsel responsible for or participating in the defense of any Third-Party Claim will, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

10.04 Survival of Representations, Warranties and Covenants.

(a) Except as otherwise provided in this Section 10.04, all representations and warranties contained in Articles IV and V hereof will survive the Closing and any investigation heretofore or hereafter conducted by or on behalf of Buyer, Buyer Parent or the Seller Parent, respectively, for a period of eighteen (18) months from the Effective Time.

(b) Notwithstanding Section 10.04(a) above, the representations and warranties contained in Sections 4.06 and 4.17 of this Agreement, and any and all claims for Breach thereof, will survive the Closing until the expiration of any applicable statute of limitations, including extensions thereof.

(c) Notwithstanding Section 10.04(a) above, the representations and warranties contained in Sections 4.13 of this Agreement, and any and all claims for Breach thereof, will survive the Closing for a period of three (3) years from the Effective Time.

(d) Notwithstanding Section 10.04(a) above, the representations and warranties in Sections 4.01, 4.02, 4.07(a), 4.07(b), 4.07(c), 4.14, 5.01, 5.02, and 5.03 of this Agreement, and any and all claims for Breach thereof, and any claims for fraud, misrepresentation or intentional Breach of any representations or warranties will survive the Closing indefinitely.

(e) Notwithstanding anything to the contrary herein, the survival period in respect of any representation or warranty in this Agreement or any related claim will be extended automatically to include any time period necessary to resolve a claim which was timely asserted within the applicable time period but not resolved before expiration of such survival period. Liability for any such item will continue until such claim will have been finally settled, decided or adjudicated.

(f) Notwithstanding anything herein to the contrary, all covenants, agreements and obligations contained herein will survive the Closing indefinitely unless otherwise specifically provided in this Agreement.

10.05 Other Claims. A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to the party from whom indemnification is sought and will be paid promptly after such notice.

10.06 Character of Indemnity Payments. Except as otherwise required by Applicable Law, the parties shall treat any indemnification payment made hereunder as an adjustment to the Purchase Price.

ARTICLE XI

TERMINATION

11.01 Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Buyer and Seller;

(b) by Buyer, on written notice to Seller, if Seller or Seller Parent, as the case may be, has committed a material Breach of this Agreement, which Breach cannot be or has not been cured within fifteen (15) days after the giving of written notice by Buyer to Seller or Seller Parent, as the case may be, specifying such Breach;

(c) by Seller, on written notice to Buyer, if Buyer has committed a material Breach of this Agreement, which Breach cannot be or has not been cured within fifteen (15) days after the giving of written notice by Seller to Buyer specifying such Breach;

(d) by Buyer or Seller, prior to receipt of the approval of Seller’s shareholder, if, after compliance with the applicable provisions of Section 6.05, Seller elects to enter into a letter of intent, memorandum of understanding, or other similar agreement or definitive agreement with respect to a Superior Proposal; or

(e) by Buyer or Seller if the Closing has not occurred on or before December 31, 2007; provided that, the terminating party will have in all material respects complied with or performed or tendered performance of all covenants and agreements, and satisfied in all material respects all conditions contained herein that are to be complied with, performed or satisfied by such party or parties prior to or at the Closing.

11.02 Effect of Termination. Upon any termination pursuant to Section 11.01, and unless otherwise expressly provided for in this Agreement, no party will have any further rights, Liabilities or obligations hereunder; provided, however, that if any of the terms and conditions contained herein have been Breached by any party, the non-Breaching parties may pursue any rights and remedies they may have under Applicable Law, in equity or otherwise, by reason of such Breach regardless of such termination, and such termination will not constitute an election of remedies. Notwithstanding the foregoing, the terms and conditions of Section 6.05 above will survive the termination or expiration of this Agreement in the event of the termination of this Agreement for any reason other than pursuant to Section 11.01.

11.03 Termination Payment. In the event of:

(a) termination of this Agreement by Buyer or Seller pursuant to Section 11.01(d); or

(b) the material Breach of any covenant in Section 6.05,

then the Seller Parent shall immediately, but in no event later than fifteen (15) Business Days following such termination or Breach, pay to Buyer an amount equal to Five Million Dollars ($5,000,000) (the “Termination Fee”). In the event of termination of this Agreement by Buyer pursuant to Section 11.01(b) or Section 11.01(e), if, at the time of such termination, there exists an outstanding Acquisition Proposal, then the Seller Parent shall immediately, but in no event later than fifteen (15) Business Days following such termination, pay to Buyer an amount equal to One Million Seven Hundred Fifty Thousand Dollars ($1,750,000).

ARTICLE XII

MISCELLANEOUS

12.01 Notices. All notices, requests, demands, claims and other communications hereunder will be in writing and will be deemed duly given: (i) if personally delivered, when so delivered; (ii) if mailed, five (5) Business Days after having been sent by first class, registered or certified U.S. mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below; (iii) if given by telecopier, once such notice or other communication is transmitted to the telecopier number specified below, provided that (A) the sending telecopier generates a transmission report showing successful completion of such transaction, and (B) if such telecopy is sent after 5:00 p.m. local time at the location of the receiving telecopier, or is sent on a day other than a Business Day, such notice or communication will be deemed given as of 9:00 a.m. local time at such location on the next succeeding Business Day; or (iv) if sent through a nationally-recognized overnight delivery service that guarantees next day delivery, the Business Day following its delivery to such service in time for next day delivery:

If to Seller (before and after Closing):

Misys Hospital Systems, Inc.

8529 Six Forks Road

Raleigh, NC 27615

Facsimile: (919) 457-4890

Attn: Kathryn F. Twiddy, Senior V.P. & General Counsel

with a copy to:

Kilpatrick Stockton LLP

3737 Glenwood Avenue, Suite 400

Raleigh, NC 27612

Facsimile: (919) 420-1800

Attn: Chris Matton

If to Seller Parent:

Misys plc

125 Kensington High Street

London W8 5SF

United Kingdom

Attention: Dan Fitz, Executive V.P., General Counsel & Company Secretary

Facsimile: +44 (0) 20 7368 2400

with a copy to:

Kilpatrick Stockton LLP

3737 Glenwood Avenue, Suite 400

Raleigh, NC 27612

Facsimile: (919) 420-1800

Attn: Chris Matton

If to Buyer or Buyer Parent:

QuadraMed Corporation

12110 Sunset Hills Road

Suite 600

Reston, Virginia 20190

Attention: David Piazza, Chief Financial Officer, Executive Vice

President and Corporate Secretary

Facsimile: (703) 736-2977

with a copy to:

Crowell & Moring, LLP

1001 Pennsylvania Avenue, NW

Washington, D.C. 20004

Facsimile: (202) 628-5116

Attn: Morris F. DeFeo, Jr. and Kelly G. Howard

Any Person entitled to notice may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

12.02 Amendments; No Waivers.

(a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer or Seller Parent, or in the case of a waiver, by the party against whom the waiver is to be effective. No waiver by a party of any default, misrepresentation or Breach of warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent default, misrepresentation or Breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence.

(b) The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by Applicable Law, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

12.03 Expenses. Subject to Section 7.04 and Article X, all costs and expenses incurred in connection with the negotiation and execution of this Agreement and in closing and carrying out the transactions contemplated hereby will be paid by the party incurring such cost or expense. This Section will survive any termination of this Agreement.

12.04 Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Seller or Seller Parent may not assign or delegate this Agreement nor any of its respective rights, interests or obligations hereunder without the prior written approval of Buyer; provided, however, Seller may assign or delegate this Agreement and its rights, interests and obligations hereunder to any Affiliate of Seller Parent to which Seller may assign or transfer all or substantially all of the Business Assets at any time prior to the Closing as approved by Buyer, which approval will not be unreasonably withheld; in such case, any Affiliate to whom any such assets are transferred shall be deemed a “Seller” under this Agreement. Buyer may assign or delegate its rights under this Agreement (including the right to acquire all or any portion of the Business Assets or the obligation to assume all or any portion of the Assumed Obligations) to one or more Affiliates of Buyer or to any purchaser of all or substantially all or any substantial part of Buyer’s business (by merger, sale or assets or otherwise), provided, however, Buyer will remain liable to Seller or Seller Parent, as the case may be, for the performance of its obligations under this Agreement. Any assignment or delegation in Breach of this Section will be null and void.

12.05 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which will be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument and delivered in person. Signatures transmitted electronically by pdf file or facsimile will be binding for all purposes hereof.

12.06 Entire Agreement. This Agreement (including the Disclosure Schedules referred to herein that are hereby incorporated by reference and the other Transaction Agreements) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement.

12.07 Severability. If any provision of this Agreement, or the application thereof to any Person, place or circumstance, will be held by an arbitral tribunal or court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances will remain in full force and effect if, but only if, after excluding the portion deemed to be unenforceable, the remaining terms will provide for the consummation of the Contemplated Transactions in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

12.08 Construction. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party has Breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not Breached will not detract from or mitigate the fact that the party is in Breach of the first representation, warranty or covenant. All representations, warranties and covenants of the parties contained herein and the right to assert claims in respect of any Breach thereof will survive the Closing, and any investigation heretofore or hereafter conducted by or on behalf of the party entitled to benefit thereof, and will remain in full force and effect thereafter. A disclosure on one Disclosure Schedule relates only to the Sections of the Agreement that reference such Disclosure Schedule, and not to any other Disclosure Schedule or Section of the Agreement, unless expressly so stated, or a cross-reference is made from one Schedule to another Schedule. If there is any inconsistency between the statements in this Agreement and those in the Disclosure Schedules (other than an exception expressly set forth as such in the applicable Disclosure Schedule with respect to a specifically identified representation or warranty), the statements in this Agreement will control. Each party having participated in the negotiation and preparation of this Agreement and having been represented by counsel of its choosing, there will be no presumption that any ambiguities herein be construed against any particular party. References to Sections or Disclosure Schedules, refer to Sections of, or Disclosure Schedules to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Any reference in this Agreement to gender will include all genders including the neuter, and words imparting the singular number only will include the plural and vice versa.

12.09 Third Party Beneficiaries. Except with respect to indemnification of the Indemnitees, no provision of this Agreement will be deemed to create any third party beneficiary rights in any Person, including any employee or former employee of Seller or any beneficiary or dependent thereof.

12.10 Governing Law. This Agreement will be construed in accordance with and governed by the laws of the State of Delaware (without reference to its principles of choice or conflict of laws).

12.11 Arbitration.

(a) Any controversy, claim or dispute arising out of or relating to this Agreement or the Breach, termination, enforceability or validity hereof, including, without limitation, the determination of the scope or applicability of the agreement to arbitrate set forth in this Section 12.11, will be determined exclusively by binding arbitration in New Castle County, Delaware. There will be three arbitrators, one to be chosen by Seller Parent, one to be chosen by Buyer and a third to be selected by the two arbitrators so chosen. The arbitration will be governed by the American Arbitration Association (the “AAA”) under its Commercial Arbitration Rules, provided that persons eligible to be selected as arbitrators will be limited to attorneys-at-law each of whom is on the AAA’s Large, Complex Case panel or a Center for Public Resources (“CPR”) Panel of Distinguished Neutrals, or has professional credentials comparable to those of the attorneys listed on such AAA and CPR Panels.

(b) Judgment upon the award rendered may be entered in any court having jurisdiction. The parties hereby expressly consent to the nonexclusive jurisdiction of the Supreme Court of the State of Delaware, New Castle County, or the United States District Court for the District of Delaware for this purpose and waive objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

(c) Each of the parties will, subject to the award of the arbitrators, pay an equal share of the arbitrators’ fees. The arbitrators will have the power to award recovery of all costs (including attorneys’ fees, administrative fees, arbitrators’ fees and court costs actually and reasonably incurred) to the prevailing party.

12.12 Enforcement of Agreement. Each of Seller and Seller Parent acknowledge and agree that Buyer would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any Breach of this Agreement by Seller or Seller Parent, as the case may be, could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which Buyer may be entitled, at law or in equity, it will be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent Breaches or threatened Breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

12.13 Bulk Sales Act. Buyer hereby waives compliance by Seller with the Bulk Sales Act (Ontario). Each of Seller and Seller Parent will indemnify Buyer with respect to all costs, expenses, damages and losses which Buyer may incur or suffer as a result of Seller’s non-compliance with the such legislation, except to the extent that such costs, expenses, damages or losses arise from Buyer’s failure to pay or satisfy any of the Assumed Obligations.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BUYER:

QUADCOPPER, LLC

By:	/s/ David L. Piazza

Name:	David L. Piazza
Title:	Manager

SELLER:

MISYS HOSPITAL SYSTEMS, INC.

By:	/s/ Paul Musselman

Name:	Paul Musselman
Title:	Executive Vice President of Misys plc, executed on behalf of Misys Hospital Systems, Inc. pursuant to a power of attorney, as approved by the Board of Directors of Misys Hospital Systems, Inc.

SELLER PARENT:

MISYS PLC

By:	/s/ Mike Lawrie

Name:	Mike Lawrie
Title:	Chief Executive Officer

BUYER PARENT:

QUADRAMED CORPORATION

By:	/s/ Keith B. Hagen

Name:	Keith B. Hagen
Title:	Chief Executive Officer